                          OFFER TO PURCHASE FOR CASH
                      23,501,260 SHARES OF COMMON STOCK
          (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

                                      OF

                    AMERICAN BANKERS INSURANCE GROUP, INC.
                                      at
                             $58.00 Net Per Share
                                      by

                           SEASON ACQUISITION CORP.
                         a wholly owned subsidiary of

                             CENDANT CORPORATION

------------------------------------------------------------------------------
       THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT
     12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, FEBRUARY 25, 1998,
                        UNLESS THE OFFER IS EXTENDED.
------------------------------------------------------------------------------

   THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF COMMON SHARES WHICH, TOGETHER WITH SHARES OWNED BY CENDANT CORPORATION ("PARENT") AND SEASON ACQUISITION CORP., A WHOLLY OWNED SUBSIDIARY OF PARENT ("PURCHASER"), CONSTITUTE AT LEAST 51% OF THE COMMON SHARES OUTSTANDING ON A FULLY DILUTED BASIS, (2) PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE PROVISIONS OF SECTION 607.0901(2) OF THE FLORIDA BUSINESS CORPORATION ACT ARE INAPPLICABLE TO THE PROPOSED MERGER DESCRIBED HEREIN, (3) PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE PROVISIONS OF SECTION 607.0902 OF THE FLORIDA BUSINESS CORPORATION ACT CONTINUE TO BE INAPPLICABLE TO THE ACQUISITION OF COMMON SHARES PURSUANT TO THE OFFER, (4) THE PURCHASE OF COMMON SHARES PURSUANT TO THE OFFER HAVING BEEN APPROVED FOR PURPOSES OF RENDERING THE SUPERMAJORITY VOTE REQUIREMENT OF
ARTICLE VIII OF AMERICAN BANKERS INSURANCE GROUP, INC.'S (THE "COMPANY") THIRD AMENDED AND RESTATED ARTICLES OF INCORPORATION INAPPLICABLE TO PARENT AND PURCHASER, (5) THE PREFERRED STOCK PURCHASE RIGHTS HAVING BEEN REDEEMED BY THE BOARD OF DIRECTORS OF THE COMPANY OR PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE RIGHTS ARE INVALID OR OTHERWISE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER, (6) THE LOCKUP OPTION HELD BY AMERICAN INTERNATIONAL GROUP, INC. TO PURCHASE UP TO 19.9% OF THE OUTSTANDING COMMON SHARES HAVING BEEN TERMINATED OR INVALIDATED WITHOUT ANY COMMON SHARES HAVING BEEN ISSUED THEREUNDER, AND (7) PARENT AND PURCHASER HAVING OBTAINED ALL INSURANCE REGULATORY APPROVALS NECESSARY FOR THEIR ACQUISITION OF CONTROL OVER THE COMPANY'S INSURANCE SUBSIDIARIES ON TERMS AND CONDITIONS SATISFACTORY TO PURCHASER, IN ITS SOLE DISCRETION. SEE SECTION 14.

   THE OFFER IS NOT CONDITIONED UPON PURCHASER OBTAINING FINANCING.

                                  IMPORTANT

   PARENT INTENDS TO CONTINUE TO SEEK TO NEGOTIATE WITH THE COMPANY WITH RESPECT TO THE ACQUISITION OF THE COMPANY BY PARENT OR PURCHASER. PURCHASER RESERVES THE RIGHT TO AMEND THE OFFER (INCLUDING AMENDING THE NUMBER OF SHARES TO BE PURCHASED, THE PURCHASE PRICE AND THE PROPOSED MERGER CONSIDERATION) UPON ENTERING INTO A MERGER AGREEMENT WITH THE COMPANY OR TO NEGOTIATE A MERGER AGREEMENT WITH THE COMPANY NOT INVOLVING A TENDER OFFER PURSUANT TO WHICH PURCHASER WOULD TERMINATE THE OFFER AND THE COMMON SHARES (AS DEFINED HEREIN) WOULD, UPON CONSUMMATION OF SUCH MERGER, BE CONVERTED INTO CASH, COMMON STOCK OF PARENT AND/OR OTHER SECURITIES IN SUCH AMOUNTS AS ARE NEGOTIATED BY PARENT AND THE COMPANY.

   Any shareholder desiring to tender all or any portion of such shareholder's Common Shares should either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such shareholder's signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal (or such facsimile thereof) and any other required documents to the Depositary (as defined herein) and either deliver the certificates for such Common Shares and, if separate, the certificates representing the associated Rights (as defined herein) to the Depositary along with the Letter of Transmittal (or a facsimile thereof) or deliver such Common Shares (and Rights, if applicable) pursuant to the procedure for book-entry transfer set forth in Section 3 prior to the expiration of the Offer or (ii) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. A shareholder having Common Shares (and, if applicable, Rights) registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such shareholder desires to tender such Common Shares (and, if applicable, Rights). Unless and until Purchaser declares that the Rights Condition (as defined herein) is satisfied, shareholders will be required to tender one-half of one Right for each Common Share tendered in order to effect a valid tender of such Common Share.

   Any shareholder who desires to tender Common Shares (and, if applicable, Rights) and whose certificates for such shares (and, if applicable, Rights) are not immediately available, or who cannot comply with the procedures for book-entry transfer described in this Offer to Purchase on a timely basis, may tender such Common Shares (and, if applicable, Rights) by following the procedures for guaranteed delivery set forth in Section 3.

   Questions and requests for assistance may be directed to the Information Agent or the Dealer Managers at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials may be obtained from the Information Agent.

                      The Dealer Managers for the Offer are:

LEHMAN BROTHERS                                            MERRILL LYNCH & CO.

January 27, 1998

                              TABLE OF CONTENTS

                                                                                             PAGE
                                                                                           --------
INTRODUCTION..............................................................................      1
1.Terms of the Offer; Expiration Date.....................................................      9
2.Acceptance for Payment and Payment for Shares; Proration................................     11
3.Procedures for Tendering Common Shares..................................................     12
4.Withdrawal Rights.......................................................................     15
5.Certain Federal Income Tax Consequences.................................................     16
6.Price Range of Shares; Dividends........................................................     19
7.Effect of the Offer on the Market for the Common Shares; Exchange Listing and Exchange
   Act Registration; Margin Regulations...................................................     20
8.Certain Information Concerning the Company..............................................     21
9.Certain Information Concerning Purchaser and Parent.....................................     22
10.Source and Amount of Funds.............................................................     24
11.Background of the Offer; Contacts with the Company.....................................     25
12.Purpose of the Offer and the Merger; Plans for the Company; Certain Considerations ....     30
13.Dividends and Distributions............................................................     35
14.Conditions of the Offer................................................................     36
15.Certain Legal Matters; Regulatory Approvals; Certain Litigation........................     39
16.Fees and Expenses......................................................................     45
17.Miscellaneous..........................................................................     46
SCHEDULE I................................................................................    S-1
SCHEDULE II...............................................................................    S-6

TO THE HOLDERS OF COMMON STOCK OF AMERICAN BANKERS INSURANCE GROUP, INC.:

                                 INTRODUCTION

   Season Acquisition Corp. ("Purchaser"), a New Jersey corporation and a wholly owned subsidiary of Cendant Corporation, a Delaware corporation ("Parent"), hereby offers to purchase 23,501,260 outstanding shares of common stock, par value $1.00 per share (the "Common Shares"), of American Bankers Insurance Group, Inc., a Florida corporation (the "Company"), including the associated Series A Participating Preferred Stock Purchase Rights (including any successors thereto, the "Rights") issued pursuant to the Rights Agreement, dated as of February 24, 1988, as amended and restated as of November 14, 1990, between the Company and ChaseMellon Shareholder Services, L.L.C., as successor Rights Agent (as such agreement may be further amended and including any successor agreement, the "Rights Agreement"), at a price of $58.00 per Common Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). Unless the context otherwise requires, all references to Common Shares shall include the associated Rights, and all references to the Rights shall include the benefits that may inure to holders of the Rights pursuant to the Rights Agreement, including the right to receive any payment due upon redemption of the Rights.

   Tendering shareholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Common Shares by Purchaser pursuant to the Offer. Purchaser will pay all charges and expenses of Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Dealer Managers (the "Dealer Managers"), Continental Stock Transfer & Trust Company, as Depositary (the "Depositary"), and Innisfree M&A Incorporated, as Information Agent (the "Information Agent"), incurred in connection with the Offer. See Section 16.

   According to publicly available information, a certain number of outstanding Common Shares are owned of record by Barnett Banks Trust Co., as trustee (the "ESOP Trustee") under the Company's Leveraged Employee Stock Ownership Plan (the "ESOP") and, accordingly, only the ESOP Trustee can effect a valid tender of such Common Shares.

   The purpose of the Offer and the proposed second-step merger is to enable Parent to acquire control of, and ultimately the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of a majority of the outstanding Common Shares. Parent intends to continue to seek to negotiate with the Company with respect to the acquisition of the Company by Parent or Purchaser. To date, Parent has been unable to so negotiate with the Company (see the discussion regarding the "Fiduciary Sabbatical Provision" below). Parent currently intends, as soon as practicable following consummation of the Offer, to seek to have the Company consummate a merger with and into a direct wholly owned subsidiary of Parent with such subsidiary continuing as the surviving corporation (the "Proposed Merger"), pursuant to which each then remaining Common Share outstanding (other than Common Shares owned by Parent or any of its wholly owned subsidiaries, Common Shares held in the treasury of the Company, and if shareholder appraisal rights are available with respect to Common Shares, Common Shares held by shareholders who perfect appraisal rights under the Florida Business Corporation Act (the "Florida Corporation Act")) would be converted into that number of shares of common stock, par value $.01 per share, of Parent ("Parent Common Stock") having a value equal to the Offer Price (as determined as of the time of the Proposed Merger). In addition, pursuant to the Proposed Merger, each of the then outstanding shares of the $3.125 Series B Cumulative Convertible Preferred Stock, no par value, of the Company (the "Preferred Shares" and, together with the Common Shares, the "Shares") would be converted into one share of a new series of convertible preferred stock of Parent having substantially similar terms, except that such shares would be convertible into shares of Parent Common Stock in accordance with the terms of the Preferred Shares. In general, in the event that the Proposed Merger is consummated as described above, (i) gain or loss will be recognized by a shareholder of the Company who receives solely cash in exchange for Common Shares pursuant to the Offer and who does not exchange any Common Shares pursuant to the Proposed Merger,
(ii) no gain or
loss will be recognized by a shareholder of the Company who does not exchange any Common Shares pursuant to the Offer and who receives solely shares of Parent Common Stock in exchange for Common Shares pursuant to the Proposed Merger, and (iii) a shareholder of the Company who receives a combination of cash and Parent Common Stock in exchange for such shareholder's Common Shares pursuant to the Offer and the Proposed Merger will not recognize loss but will recognize (i.e., pay tax on) gain realized, if any, to the extent of the cash received. See Section 5.

   Preferred Shares may not be tendered pursuant to the Offer. In the event that a holder of Preferred Shares wants to tender such shares pursuant to the Offer, such holder must first convert the Preferred Shares into Common Shares pursuant to the terms of the Preferred Shares and then tender such Common Shares pursuant to the Offer.

   Over the past several years, representatives of Parent (formerly known as CUC International Inc. ("CUC")), including John H. Fullmer, Parent's Executive Vice President and Chief Marketing Officer, and representatives of the Company, including Gerald N. Gaston, the Company's Vice Chairman, President and Chief Executive Officer, met on various occasions to discuss possible strategic marketing alliances. At a meeting in May 1997, Mr. Fullmer and Mr. Gaston met and discussed CUC's interest in acquiring the Company and the existence of certain financial issues relating to a possible combination.

   In the Summer of 1997, representatives of HFS Incorporated ("HFS") separately identified the Company as a possible acquisition candidate. HFS's interest in the Company increased as a result of its decision to acquire Providian Auto & Home Insurance Company and its property and casualty subsidiaries, which predominately market personal automobile insurance through direct marketing channels.

   During the course of planning for the then-pending merger of CUC and HFS, their mutual interest in the Company was identified and scheduled to be pursued following completion of the merger.

   On December 3, 1997, a significant shareholder of the Company indicated to the Senior Vice President -- Acquisitions of HFS that it believed the Company was considering a sale transaction. This information was conveyed to Mr. Fullmer, who attempted on several occasions to contact Mr. Gaston to inquire as to its validity.

   Mr. Fullmer ultimately spoke with Mr. Gaston in mid-December 1997 and described the merger of CUC and HFS which created Parent and emphasized that the resulting size and scale of Parent had eliminated the financial issues relating to an acquisition of the Company which they had previously discussed. Mr. Fullmer inquired whether the Company was actively engaged in discussions relating to an acquisition, and indicated that, if the Company was so engaged, representatives of Parent would like to meet immediately with the Company's representatives to discuss Parent's strong interest in exploring such a transaction. In response to Mr. Gaston's assurances that the Company was not actively engaged in acquisition discussions, Mr. Fullmer agreed to forward to Mr. Gaston information regarding Parent and to contact Mr. Gaston to schedule a meeting in early January to discuss a possible acquisition transaction.

   On December 22, 1997, the Company and American International Group, Inc., a Delaware corporation ("AIG"), announced that they had entered into a definitive merger agreement (including all amendments thereto, the "AIG Merger Agreement") pursuant to which the Company would be sold to AIG through the Proposed AIG Merger (as defined below), which would be consummated following the receipt of required regulatory and shareholder approvals and satisfaction of various other conditions.

   Following a series of meetings among representatives of Parent and Parent's outside financial advisors and legal counsel and a meeting of Parent's Executive Committee, on January 26, 1998, Parent's Board of Directors (the "Parent Board") met to review its strategic options in light of the announcement of the Proposed AIG Merger. Because the Parent Board believes that a combination of Parent and the Company would offer compelling benefits to both companies, their shareholders and their other constituencies, it determined that Parent should make a competing offer for the Company.

   On January 27, 1998, Parent submitted to the Company Board a written proposal for the acquisition of the Company by Purchaser pursuant to the Offer and the Proposed Merger and announced its intention to commence the Offer. In its proposal, Parent indicated that its strong preference would be to enter into a merger agreement with the Company containing substantially the same terms and conditions as the AIG Merger Agreement but at the significantly higher value reflected in the Offer Price. However, the Fiduciary Sabbatical Provision (as defined below) purports to prohibit the Company from discussing Parent's proposal for 120 days from the date of the AIG Merger Agreement.

   Also on January 27, 1998, Parent and Purchaser commenced litigation against the Company, substantially all of the members of the Company's Board of Directors (the "Company Board") and AIG in the United States District Court for the Southern District of Florida (the "Florida Litigation") seeking relief relating to various matters, including the Company Board's approval of the AIG Merger Agreement, actions taken by the Company Board in furtherance of the Proposed AIG Merger and AIG's failure to make certain disclosures required by Federal securities laws. See Section 15.

   According to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission (the "SEC") on January 13, 1998 (the "Company January 13 Form 8-K"), the Company entered into the AIG Merger Agreement which provides that, following the satisfaction or waiver of certain conditions, the Company would be merged with and into a subsidiary of AIG, with the separate corporate existence of the Company ceasing and the AIG subsidiary continuing as the surviving corporation (the "Proposed AIG Merger"). Pursuant to the Proposed AIG Merger, each outstanding Common Share would be converted, based upon elections made by the respective holders and subject to certain limitations, into the right to receive (i) $47.00 in cash, without interest, (ii) a portion of a share of common stock, par value $2.50 per share, of AIG (the "AIG Common Stock") with a value equal to $47.00 (as determined based on the average closing prices of the AIG Common Stock on the New York Stock Exchange for the ten trading days ending on the third trading day prior to the date that the Proposed AIG Merger is consummated) or (iii) in certain circumstances, a combination of cash and shares of AIG Common Stock with an aggregate value equal to $47.00. In addition, pursuant to the Proposed AIG Merger, each of the then outstanding Preferred Shares would be converted into one share of AIG preferred stock having substantially similar terms, except that such shares would be convertible into shares of AIG Common Stock.

   The obligations of AIG and the Company to effect the Proposed AIG Merger are subject to various conditions, including the approval of the Proposed AIG Merger by the holders of at least a majority of the outstanding Common Shares voting separately as a class (the "Common Shareholder Approval") and by the holders of at least a majority of the outstanding Preferred Shares voting separately as a class (the "Preferred Shareholder Approval") and the receipt of all required regulatory consents, registrations, approvals, permits and authorizations. In the event that the Preferred Shareholder Approval is not obtained or AIG reasonably determines that such approval is not likely to be obtained, the AIG Merger Agreement provides that the AIG Merger Agreement would be amended to change the structure of the Proposed AIG Merger such that a subsidiary of AIG would merge with and into the Company with the Company continuing as the surviving corporation. Upon consummation of such revised Proposed AIG Merger, the Preferred Shares would remain outstanding pursuant to their existing terms (except that they would be convertible into shares of AIG Common Stock). Unlike the Proposed AIG Merger initially contemplated in the AIG Merger Agreement, the revised Proposed AIG Merger would not require any approval of holders of Preferred Shares and would be a fully taxable transaction, with the result that holders of Common Shares would pay Federal income tax on all consideration, whether cash or shares of AIG Common Stock, that they received in the revised Proposed AIG Merger to the extent of any gain they may have on their Common Shares.

   In connection with the execution of the AIG Merger Agreement, the Company and AIG entered into an option agreement (the "AIG Lockup Option Agreement") pursuant to which the Company granted to AIG an option (the "AIG Lockup Option"), exercisable in certain events, to purchase up to approximately 8,265,626 Common Shares (which represented 19.9% of the outstanding number of Common Shares at the time the AIG Lockup Option Agreement was entered into) at an exercise price of $47.00 per Common Share, subject to adjustment as set forth therein. The AIG Lockup Option may not be exercised prior to AIG's receipt of applicable regulatory approvals, including insurance regulatory approvals.

   In the AIG Merger Agreement, the Company has agreed to a provision (the "Fiduciary Sabbatical Provision") which provides that the Company and its subsidiaries, officers, directors, employees, agents and representatives will not, directly or indirectly, (i) initiate, solicit, encourage, or otherwise facilitate any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving, or any purchase of 15% or more of the assets or any equity securities of, the Company or any of its subsidiaries (an "Acquisition Proposal"), or (ii) engage in any negotiations concerning, provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal, except that, after 120 days have elapsed since the date of the AIG Merger Agreement and if the Proposed AIG Merger shall not have been approved by the requisite vote of the Company's shareholders by such date, the Company may, in certain limited circumstances, engage in negotiations or discussions with any person who has made an unsolicited bona fide superior Acquisition Proposal.

   The AIG Merger Agreement provides that under certain circumstances in which the AIG Merger Agreement is terminated, the Company will have an obligation to pay a cash fee of $66 million to AIG (the "AIG Termination Fee"). However, pursuant to the terms of the AIG Lockup Option Agreement, AIG's total profit under the AIG Lockup Option Agreement (including the amount of the AIG Termination Fee) is limited to $66 million.

   In connection with the execution of the AIG Merger Agreement, AIG entered into a Voting Agreement (the "AIG Voting Agreement") with R. Kirk Landon, Chairman of the Board of the Company, and Gerald N. Gaston, Vice Chairman, President and Chief Executive Officer of the Company, pursuant to which Messrs. Landon and Gaston have agreed (i) to vote the approximately 8.2% of the outstanding Company Shares beneficially owned by them (A) in favor of adopting the AIG Merger Agreement and approving the Proposed AIG Merger and
(B) against any action or proposal that would compete with or could serve to materially interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Proposed AIG Merger, and (ii) upon request, to grant to AIG an irrevocable proxy with respect to such Common Shares.

   The foregoing description of the AIG Merger Agreement, the AIG Lockup Option Agreement and the AIG Voting Agreement is qualified in its entirety by reference to the full text of the AIG Merger Agreement, the AIG Lockup Option Agreement and the AIG Voting Agreement, copies of which have been included by the Company as exhibits to the Company January 13 Form 8-K and may be obtained in the manner described in Section 8 (except that copies may not be available at regional offices of the SEC).

   As indicated in Parent's proposal, Parent intends to continue to seek to negotiate with the Company with respect to the acquisition of the Company by Parent or Purchaser, whether pursuant to the Offer and the Proposed Merger, or otherwise. If such negotiations result in a definitive merger agreement between the Company and Parent or Purchaser, the consideration to be received by holders of Common Shares could include or consist of consideration other than cash. Accordingly, such negotiations could result in, among other things, amendment or termination of the Offer and submission of a different acquisition proposal to the Company's shareholders for their approval. See
Section 12 and Section 14.

   In connection with the Offer and during its pendency, or in the event the Offer is terminated or not consummated, or after the expiration of the Offer and pending the consummation of the Proposed Merger, in accordance with applicable law and subject to the terms of any merger agreement that it may enter into with the Company, Parent (alone or through affiliates) may explore any and all options which may be available to it. In this regard, Parent intends to solicit proxies against the adoption of the Proposed AIG Merger at any meeting of the holders of Common Shares and/or Preferred Shares called for such purpose and intends to promptly file preliminary proxy materials with the SEC concerning such solicitation. Parent may also determine, whether or not the Offer is then pending, to conduct a proxy contest in connection with the Company's 1998 annual meeting of shareholders seeking to remove the current members of the Company Board and elect a new slate of directors designated by Parent. See Section 15. In addition, Parent may seek to acquire Preferred Shares through a tender offer or exchange offer, upon such terms and at such prices as it may determine, and after expiration or termination of the Offer, Parent may seek to acquire Preferred Shares and additional Common Shares, through open market purchases, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon such terms and at such prices as it may determine, which, in the case of Common Shares, may be more or less than the price to be paid per Common Share pursuant to the Offer and could be for cash or other consideration.

   The Offer does not constitute a solicitation of proxies for any meeting of the Company's shareholders. Any such solicitation which Parent or Purchaser might make would be made only pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, the Offer does not constitute an offer to sell or solicitation of an offer to buy any securities of Parent. Such an offer may be made only pursuant to a prospectus pursuant to the Securities Act of 1933, as amended.

CERTAIN CONDITIONS TO THE OFFER

   THE MINIMUM CONDITION. CONSUMMATION OF THE OFFER IS CONDITIONED UPON THERE BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF COMMON SHARES WHICH, TOGETHER WITH SHARES OWNED BY PARENT AND PURCHASER, CONSTITUTE AT LEAST 51% OF THE COMMON SHARES OUTSTANDING ON A FULLY DILUTED BASIS (I.E., AS THOUGH ALL OPTIONS OR OTHER SECURITIES CONVERTIBLE INTO OR EXERCISABLE OR EXCHANGEABLE FOR COMMON SHARES HAD BEEN SO CONVERTED, EXERCISED OR EXCHANGED) (THE "MINIMUM CONDITION").

   According to the AIG Merger Agreement, as of the close of business on November 3, 1997, (i) 41,535,807 Common Shares were issued and outstanding and (ii) approximately 5,630,610 (but no more than 5,664,193) Common Shares were subject to issuance pursuant to various stock option and incentive plans of the Company (the "Incentive Shares") and pursuant to the conversion of up to 2,300,000 issued and outstanding Preferred Shares and the Company's convertible debenture bonds due May 24, 1999 (collectively with the Preferred Shares, the "Company Convertible Securities"). Although, according to the AIG Lockup Option Agreement, 8,265,626 Common Shares have been reserved for issuance in the event AIG exercises, in whole or in part, the AIG Lockup Option, the Offer is conditioned upon the AIG Lockup Option having been terminated or invalidated without any Common Shares having been issued thereunder.

   Based on the foregoing and disregarding for such purposes the 8,265,626 Common Shares purportedly issuable pursuant to the AIG Lockup Option Agreement, Purchaser believes there are approximately 47,200,000 Common Shares outstanding on a fully diluted basis. Parent currently owns an aggregate of 371,200 Common Shares and an aggregate of 99,900 Preferred Shares (which are convertible in 199,540 Common Shares), which were recently acquired in open-market transactions. See Schedule II hereto. Accordingly, Purchaser believes that the Minimum Condition would be satisfied if an aggregate of 23,501,260 Common Shares (equal to the number of Common Shares that Purchaser is seeking in the Offer) are either validly tendered pursuant to the Offer or owned by Parent, if the AIG Lockup Option is terminated or invalidated without any Common Shares having been issued thereunder. For purposes of the Offer, "fully diluted basis" assumes (i) no dilution due to Rights, (ii) no Common Shares are issued or validly issuable under the AIG Lockup Option, (iii) the issuance of all of the Incentive Shares, (iv) the conversion of all Company Convertible Securities into Common Shares, (v) no Common Shares were issued or acquired by the Company after November 3, 1997 (other than Common Shares issued pursuant to clauses (iii) and (iv) above) and no options, warrants, rights or other securities convertible into or exercisable or exchangeable for Common Shares were issued or granted after December 21, 1997 other than the AIG Lockup Option Agreement, and (vi) as of the date of purchase the Company has no other obligations to issue Common Shares or other securities convertible into or exercisable for Common Shares.

   In the Florida Litigation, Parent and Purchaser are requesting that the court invalidate and/or enjoin the AIG Lockup Option in the event that it is not revoked, waived or otherwise rendered unexerciseable by the Company and AIG.

   THE AFFILIATED TRANSACTION CONDITION. CONSUMMATION OF THE OFFER IS CONDITIONED UPON PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE PROVISIONS OF THE SECTION 607.0901(2) OF THE FLORIDA CORPORATION ACT (THE "AFFILIATED TRANSACTION STATUTE") ARE INAPPLICABLE TO THE PROPOSED MERGER (THE "AFFILIATED TRANSACTION CONDITION").

   The Proposed Merger, including the timing and details thereof, is subject to, among other things, the provisions of the Florida Corporation Act, including the Affiliated Transaction Statute. In general, the Affiliated Transaction Statute provides that the approval of the holders of two-thirds of the voting shares of a corporation, other than the shares owned by an "Interested Shareholder" (defined generally as a person beneficially owning 10% or more of a corporation's outstanding voting shares), would be required in order to effectuate a "Business Combination" (defined to include a variety of transactions including mergers) with an Interested Shareholder. However, the foregoing special voting requirement does not apply in certain circumstances, including if the Business Combination is approved by a majority of the corporation's disinterested directors. See Section 15.

   Accordingly, the Affiliated Transaction Condition would be satisfied if
(i) the Company Board approves the Proposed Merger, or (ii) Purchaser is satisfied, in its sole discretion, that the Affiliated Transaction Condition is otherwise inapplicable to the Proposed Merger for any reason, including, without limitation, those specified in the Affiliated Transaction Statute.

   In the Florida Litigation, Parent and Purchaser are requesting that the court enjoin the Proposed AIG Merger unless and until a majority of the Company's "disinterested directors" approve the Proposed Merger in accordance with the Affiliated Transaction Statute.

   THE CONTROL SHARE CONDITION. CONSUMMATION OF THE OFFER IS CONDITIONED UPON PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE PROVISIONS OF
SECTION 607.0902 OF THE FLORIDA CORPORATION ACT (THE "CONTROL SHARE STATUTE") CONTINUE TO BE INAPPLICABLE TO THE ACQUISITION OF COMMON SHARES PURSUANT TO THE OFFER.

   The Control Share Statute provides, in general, that shares of an "issuing public corporation," such as the Company, acquired in a "control share acquisition" will not have voting rights unless that issuing public corporation's board of directors approves the acquisition of such shares or voting rights for such shares are authorized at an annual or special meeting of the shareholders of the issuing public corporation by each class or series entitled to vote separately on the proposal by a majority of all the votes entitled to be cast by the class or series, excluding all "interested shares" (generally, those shares held by the acquiring person). See Section 15.

   However, the Control Share Statute permits a corporation's by-laws to provide that the Control Share Statute does not apply to control share acquisitions of the shares of such corporation. Section 4 of Article V of the Company's Amended and Restated By-Laws (the "Company By-Laws"), provides that the Control Share Statute, and any amendments thereto, does not apply to control share acquisitions of shares of stock of the Company occurring on or after November 14, 1990. Accordingly, unless such Company By-Law is repealed or amended, Purchaser believes that the Control Share Statute will continue to be inapplicable to Purchaser's acquisition of Common Shares pursuant to the Offer.

   The foregoing description of the Company By-Laws is qualified in its entirety by reference to the full text of the Company By-Laws, a copy of which has been filed by the Company as an exhibit to documents filed with the SEC and may be obtained in the manner described in Section 8 (except that copies may not be available at regional offices of the SEC).

   THE SUPERMAJORITY VOTE CONDITION. CONSUMMATION OF THE OFFER IS CONDITIONED UPON THE PURCHASE OF COMMON SHARES PURSUANT TO THE OFFER HAVING BEEN APPROVED FOR PURPOSES OF RENDERING THE SUPERMAJORITY VOTE REQUIREMENT OF PARAGRAPH A OF ARTICLE VIII OF THE COMPANY'S THIRD AMENDED AND RESTATED ARTICLES OF INCORPORATION (THE "COMPANY ARTICLES") INAPPLICABLE TO PARENT AND PURCHASER (THE "SUPERMAJORITY VOTE CONDITION").

   Paragraph A of Article VIII of the Company Articles provides, among other things, that in addition to any affirmative vote required by law, the affirmative vote of the holders of at least 85% of the outstanding shares of capital stock of the Company entitled to vote generally in the election of directors ("voting shares"), including the affirmative vote of at least 50% of the voting shares held by shareholders other than any 30% Shareholder (as defined below), shall be required to effectuate certain business combination transactions, including, among others, a merger, sale of assets, sale of shares and reclassification of securities involving the corporation with any other person owning beneficially, directly or indirectly, 30% or more of the voting shares (a "30% Shareholder"). However, this supermajority vote requirement does not apply in certain circumstances, including if the Company Board has, by at least a 75% vote of the directors then in office, (i) given prior approval to the 30% Shareholder's acquisition of 30% or more of the outstanding Common Shares or
(ii) approved the business combination prior to the 30% Shareholder having attained its 30% holding.

   Accordingly, the Supermajority Vote Condition would be satisfied if the Company Board, by at least a 75% vote of the directors then in office, approves either Purchaser's acquisition of Common Shares pursuant to the Offer or the Proposed Merger prior to the consummation of the Offer.

   The foregoing description of the Company Articles is qualified in its entirety by reference to the full text of the Company Articles, a copy of which has been filed by the Company as an exhibit to documents filed with the SEC and may be obtained in the manner described in Section 8 (except that copies may not be available at regional offices of the SEC).

   In the Florida Litigation, Parent and Purchaser are requesting that the court enjoin the Proposed AIG Merger unless and until the Company Board, by at least a 75% vote of the directors then in office, has given approval to the Offer and/or the Proposed Merger.

   THE RIGHTS CONDITION. CONSUMMATION OF THE OFFER IS CONDITIONED UPON THE RIGHTS HAVING BEEN REDEEMED BY THE COMPANY BOARD OR PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE RIGHTS ARE INVALID OR OTHERWISE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER (THE "RIGHTS CONDITION").

   Pursuant to the terms of the Rights Agreement, the Rights will expire at the close of business on March 10, 1998 unless earlier redeemed by the Company as described below. Pursuant to the terms of the AIG Merger Agreement, the Company has agreed that, upon the request of AIG, it will take all actions necessary to extend the term of the Rights Agreement or to enter into a new Rights Agreement. In the event either such action is taken by the Company, the Rights Condition shall be deemed applicable to the Rights Agreement as so extended or to such new Rights Agreement and the related new Rights, as the case may be. In the event that the Company adopts a new Rights Agreement prior to the expiration or consummation of the Offer, all references to the Rights Agreement and the Rights in this Offer to Purchase, the related Letter of Transmittal and in the other tender offer materials shall be deemed to be references to such new Rights Agreement and the related Rights issued thereunder.

   The following is based upon the Form 8-K, dated November 14, 1990 (the "Company November 14 Form 8-K") , and the Form 8-A, dated as of June 19, 1997 (the "Company Form 8-A"), filed by the Company with the SEC:

   On February 24, 1988, the Company Board declared a dividend distribution of one Right for each Common Share and executed the Rights Agreement. On November 14, 1990, the Company adopted certain amendments to the Rights Agreement. In addition, as a result of the two-for-one split in the Common Shares paid on September 12, 1997 (the "Stock Split"), the aggregate number of Rights associated with the Common Shares then outstanding, or issued or delivered after such date but prior to the Distribution Date, was adjusted so that one-half of one Right is associated with each Common Share. Under the Rights Agreement, subject to the terms and conditions thereof, each Right entitles the holder to purchase one share of Series A Participating Preferred Stock, no par value, of the Company ("Series A Preferred Stock") at an exercise price of $31.00, subject to adjustment.

   Under the Rights Agreement, until the close of business on the Distribution Date (which is defined as the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (the "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Shares and (ii) 10 business days following the commencement of a tender offer or exchange offer which would result in a person or group beneficially owning 15% or more of the outstanding Common Shares), the Rights will be evidenced by the certificates evidencing Common Shares (the "Common Share Certificates") and will be transferred with and only with Common Share Certificates. As soon as practicable after the Distribution Date, certificates evidencing the Rights (the "Rights Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and thereafter the separate Rights Certificates alone will evidence the Rights. The Rights are not exercisable until the Distribution Date.

   At any time until 10 days following the Distribution Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption period may be extended by the Company at any time prior to the expiration of such period. After the redemption period has expired, the Company's right of redemption may be reinstated if an Acquiring Person reduces its beneficial ownership to 10% or less of the outstanding Common Shares in one or more transactions not involving the Company and there are no other persons who are Acquiring Persons. Immediately upon the action of the Company Board ordering redemption of the Rights, the Rights will terminate, and the only right to which the holders of Rights will be entitled will be the right to receive the Redemption Price.

   Pursuant to the AIG Merger Agreement, the Company has amended the Rights Agreement to render the Rights Agreement inapplicable to the Proposed AIG Merger and the other transactions contemplated by the AIG Merger Agreement, the AIG Lockup Option Agreement and the AIG Voting Agreement and to ensure, among other things, that AIG is not deemed to be an Acquiring Person and that a Distribution Date does not occur by reason of such agreements or transactions. However, pursuant to the AIG Merger Agreement the Company has also agreed that it may not facilitate any effort or attempt to make or implement an Acquisition Proposal, which would include the Offer, including by means of an amendment to the Rights Agreement.

   Based on publicly available information, Purchaser believes that, as of the date of this Offer to Purchase, the Rights were not exercisable, Rights Certificates had not been issued and the Rights were evidenced by the Common Share Certificates. Purchaser believes that, as a result of Purchaser's public announcement of the Offer, the Distribution Date will be no later than February 10, 1998 unless prior to such date the Company Board redeems the Rights or amends the Rights Agreement to delay the Distribution Date.

   Purchaser believes that, under applicable law and under the circumstances of the Offer, including the Company Board's approval of the AIG Merger Agreement and the transactions contemplated thereby, the Company Board is obligated by its fiduciary responsibilities not to redeem the Rights or render the Rights Agreement inapplicable to any business combination transaction with AIG without, at the same time, taking the same action as to Purchaser, the Offer and the Proposed Merger, and that the Company Board's failure to do so would be a violation of law. In the Florida Litigation, Parent and Purchaser are seeking, among other things, to enjoin the Company Board from treating AIG and Purchaser differently under the Rights Agreement. See Section 15.

   THE LOCKUP TERMINATION CONDITION. CONSUMMATION OF THE OFFER IS CONDITIONED UPON THE AIG LOCKUP OPTION HAVING BEEN TERMINATED OR INVALIDATED WITHOUT ANY COMMON SHARES HAVING BEEN ISSUED THEREUNDER (THE "LOCKUP TERMINATION CONDITION").

   In the Florida Litigation, Parent and Purchaser are seeking, among other things, to invalidate the AIG Lockup Option.

   THE INSURANCE REGULATORY APPROVAL CONDITION. CONSUMMATION OF THE OFFER IS CONDITIONED UPON PARENT AND PURCHASER HAVING OBTAINED ALL INSURANCE REGULATORY APPROVALS NECESSARY FOR THEIR ACQUISITION OF CONTROL OF THE COMPANY'S INSURANCE SUBSIDIARIES ON TERMS AND CONDITIONS SATISFACTORY TO PURCHASER, IN ITS SOLE DISCRETION (THE "INSURANCE REGULATORY APPROVAL CONDITION").

   According to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (the "Company 1996 Form 10-K") and other publicly available documents, the Company, directly or through its subsidiaries, (i) owns United States and foreign life insurance companies, (ii) owns United States and foreign property and casualty insurance companies, and (iii) as attorney-in-fact, manages and controls a reciprocal insurance exchange. Accordingly, the acquisition of Common Shares satisfying the Minimum Condition pursuant to the Offer will require filings with, and approvals of,
(i) state insurance regulatory authorities (the "Insurance Commissions") under the respective insurance codes (the "Insurance Codes") of Arizona, Florida, Georgia, New York, South Carolina, Texas and Puerto Rico, and (ii) foreign insurance regulatory authorities under the laws of the United Kingdom, Turks & Caicos, Mexico, Argentina, the Dominican Republic and the Cayman Islands, which are the respective United States and foreign jurisdictions in which the insurance companies owned or otherwise controlled by the Company are domiciled.

 United States Regulatory Approvals

   The Insurance Codes of the United States domiciliary states (and Puerto
Rico) and the rules that have been promulgated thereunder each contain provisions applicable to the acquisition of "control" of a domestic insurer, including a presumption of control that arises from the ownership of 10% or more of the voting securities of a domestic insurer or of a person that controls a domestic insurer (under Florida law, 5% or more of the outstanding voting securities unless the acquiror acquires less than 10% of the outstanding voting securities and affirmatively disclaims control). Generally, any person seeking to acquire voting securities, such as the Common Shares, in an amount that would result in such person controlling, directly or indirectly, a domestic insurer must, together with any person ultimately controlling such person, file with the relevant Insurance Commission an application for approval of acquisition of control (generally known as a "Form A") containing certain information and send a copy of each Form A to the domestic insurer. On the date of this Offer to Purchase, Parent and Purchaser made Form A filings, including a copy of this Offer to Purchase and other related information with respect to the Offer, with the relevant Insurance Commissions and sent copies thereof to the relevant domestic insurer.

   In certain jurisdictions, the Form A filings trigger public hearing requirements and/or commence statutory periods within which decisions must be rendered approving or disapproving the acquisition of control of the Company by Parent and Purchaser. In other jurisdictions, public hearings are discretionary and/or there are not periods within which such decisions must be rendered. The periods within which hearings must be commenced or decisions rendered generally does not begin until the relevant Insurance Commission has deemed the Form A filing complete. The Insurance Commission has discretion to request that additional information be furnished before it deems the Form A filing complete. The Insurance Codes provide certain statutory standards for the approval or the disapproval of the acquisition of control of the Company. The Insurance Codes, however, permit the Insurance Commissions discretion in determining whether such standards have been met.

 International Insurance Regulatory Approvals

   The Company's non-U.S. insurance subsidiaries are organized under the laws of the United Kingdom, Turks & Caicos, Mexico, Argentina, the Dominican Republic and the Cayman Islands, which laws generally require notice to and/or prior approval from the insurance regulatory authority prior to the acquisition of control. Parent and the Purchaser intend to give promptly the required notices to and/or seek the required approvals from such foreign insurance regulatory authorities.

   Certain other conditions to consummation of the Offer are described in
Section 14. Purchaser expressly reserves the right in its sole discretion to waive any one or more of the conditions to the Offer. See Section 14.

   THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

1. TERMS OF THE OFFER; EXPIRATION DATE.

   Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment and pay for all Common Shares which are validly tendered prior to the Expiration Date (as hereinafter defined) and not properly withdrawn in accordance with Section 4. The term "Expiration Date" means 12:00 Midnight, New York City time, on Wednesday, February 25, 1998, unless and until Purchaser, in its sole discretion, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

   The Offer is conditioned upon, among other things, satisfaction of the Minimum Condition, the Affiliated Transaction Condition, the Control Share Condition, the Supermajority Vote Condition, the Rights Condition, the Lockup Termination Condition and the Insurance Regulatory Approval Condition. If any or all of such conditions are not satisfied or if any or all of the other events set forth in Section 14 shall have occurred prior to the Expiration Date, Purchaser reserves the right (but shall not be obligated) to (i) decline to purchase any of the Common Shares tendered in the Offer and to terminate the Offer and return all tendered Common Shares to the tendering shareholders, (ii) waive or reduce the Minimum Condition or waive or amend any or all other conditions to the Offer to the extent permitted by applicable law, and, subject to complying with applicable rules and regulations of the SEC, purchase all Common Shares validly tendered, or (iii) extend the Offer and, subject to the right of shareholders to withdraw Common Shares until the Expiration Date, retain the Common Shares which have been tendered during the period or periods for which the Offer is extended.

   Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, to extend for any reason the period of time during which the Offer is open, including the occurrence of any of the events specified in Section 14, by giving oral or written notice of such extension to the Depositary. During any such extension, all Common Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw its Common Shares in accordance with the procedures set forth in Section 4.

   Subject to the applicable regulations of the SEC, Purchaser also expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to delay acceptance for payment of, or, regardless of whether such Common Shares were theretofore accepted for payment, payment for, any Common Shares pending receipt of any regulatory approval specified in Section 15 or in order to comply in whole or in part with any other applicable law, (ii) to terminate the Offer and not accept for payment any Common Shares if any of the conditions referred to in Section 14 has not been satisfied or upon the occurrence of any of the events specified in Section 14 and (iii) to waive any condition or otherwise amend the Offer in any respect by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making a public announcement thereof.

   Purchaser acknowledges that (i) Rule 14e-1(c) under the Exchange Act requires Purchaser to pay the consideration offered or return the Common Shares tendered promptly after the termination or withdrawal of the Offer, and (ii) Purchaser may not delay acceptance for payment of, or payment for (except as provided in clause (i) of the first sentence of the preceding paragraph), any Common Shares upon the occurrence of any of the conditions specified in Section 14 without extending the period of time during which the Offer is open.

   Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, with such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

   If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the changed terms or information. In the SEC's view, an offer generally should remain open for a minimum of five business days from the date a material change is first published, sent or given to shareholders. With respect to a change in price or a change in percentage of securities sought, a minimum ten business day period is required to allow for adequate dissemination to shareholders and investor response. As used in this Offer to Purchase, "business day" has the meaning set forth in Rule 14d-1 under the Exchange Act. Accordingly, if, prior to the Expiration Date, Purchaser decreases the number of Common Shares being sought, or increases or decreases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of such increase or decrease is first published, sent or given to holders of Common Shares, the Offer will be extended at least until the expiration of such 10 business day period.

   As of the date of this Offer to Purchase, the Rights are evidenced by the Common Share Certificates and do not trade separately. Accordingly, by tendering a Common Share Certificate, a shareholder is automatically tendering the associated Rights. If, however, pursuant to the Rights Agreement or for any other reason, the Rights detach and separate Rights Certificates are issued, shareholders will be required to tender one-half of one Right for each Common Share tendered in order to effect a valid tender of such Common Share.

   A request is being made to the Company for the use of the Company's shareholder list and security position listing for the purpose of disseminating the Offer to shareholders. Upon compliance by the Company with such request, this Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Common Shares and Rights and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list and list of holders of Rights, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Common Shares or Rights.

2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES; PRORATION.

   Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will purchase, by accepting for payment, and will pay for, all Common Shares which are validly tendered prior to the Expiration Date (and not properly withdrawn in accordance with Section 4) promptly after the later to occur of (i) the Expiration Date and (ii) the satisfaction or waiver of the regulatory conditions set forth in Section 14. Purchaser expressly reserves the right, in its discretion, to delay acceptance for payment of, or, subject to applicable rules of the SEC, payment for, Common Shares in order to comply in whole or in part with any applicable law. Purchaser understands that, in accordance with the applicable rules of the SEC, any delay in accepting Common Shares, regardless of cause, may not exceed an unreasonable length of time. Accordingly, if it appears at the time that the Offer is scheduled to expire that any regulatory approvals specified in Section 14 hereof are not likely to be obtained within a reasonable length of time thereafter, Purchaser will either extend or terminate the Offer.

   In all cases, payment for Common Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the Common Share Certificates and Rights Certificates, if the Rights are at such time separately traded, or timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Common Shares (and Rights, if applicable), if such procedure is available, into the Depositary's account at The Depository Trust Company or the Philadelphia Depository Trust Company (each a "Book-Entry Transfer Facility" and, collectively, the "Book-Entry Transfer Facilities") pursuant to the procedures set forth in Section 3, (ii) the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, or, in the case of a book-entry transfer, an Agent's Message (as defined below) and (iii) any other documents required by the Letter of Transmittal.

   The term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Common Shares (and Rights, if applicable) that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

   For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Common Shares (including the associated Rights) validly tendered and not properly withdrawn if, as and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance of such Common Shares for payment. Payment for Common Shares (including the associated Rights) accepted pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from

Purchaser and transmitting payments to such tendering shareholders. Under no circumstances will interest on the purchase price for Common Shares be paid by Purchaser, regardless of any delay in making such payment. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering shareholders, Purchaser's obligation to make such payment shall be satisfied and tendering shareholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Common Shares pursuant to the Offer. Purchaser will pay any stock transfer taxes incident to the transfer to it of validly tendered Common Shares, except as otherwise provided in Instruction 6 of the Letter of Transmittal, as well as any charges and expenses of the Depositary and the Information Agent.

   If any tendered Common Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer or if Common Share Certificates are submitted evidencing more Common Shares than are tendered, Common Share Certificates evidencing unpurchased Common Shares will be returned, without expense to the tendering shareholder (or, in the case of Common Shares tendered by book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedure set forth in
Section 3, such Common Shares will be credited to an account maintained at such Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

   If, prior to the Expiration Date, Purchaser increases the consideration to be paid per Common Share pursuant to the Offer, Purchaser will pay such increased consideration for all such Common Shares purchased pursuant to the Offer, whether or not such Common Shares were tendered prior to such increase in consideration.

   Purchaser reserves the right to transfer or assign, in whole at any time, or in part from time to time, to Parent or one or more direct or indirect wholly owned subsidiaries of Parent, the right to purchase all or any portion of the Common Shares tendered pursuant to the Offer, provided that any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering shareholders to receive payment for Common Shares validly tendered and accepted for payment pursuant to the Offer.

   If more than 23,501,260 Common Shares (the "Maximum Shares") are validly tendered prior to the Expiration Date and are not properly withdrawn, Purchaser will, upon the terms and subject to the conditions of the Offer, accept for payment and pay for only the Maximum Shares, on a pro rata basis, with adjustments to avoid purchases of fractional Common Shares, based upon the number of Common Shares validly tendered prior to the Expiration Date and not properly withdrawn. Because of the difficulty of determining precisely the number of Common Shares validly tendered and not withdrawn, if proration is required, Purchaser would not expect to be able to announce the final results of proration or pay for Common Shares until at least five New York Stock Exchange, Inc. ("NYSE") trading days after the Expiration Date. Preliminary results of proration will be announced by press release as promptly as practicable after the Expiration Date. Holders of Common Shares may obtain such preliminary information from the Information Agent and may also be able to obtain such preliminary information from their brokers.

3. PROCEDURES FOR TENDERING COMMON SHARES.

   Valid Tender of Common Shares. In order for Common Shares to be validly tendered pursuant to the Offer, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message (in the case of any book-entry transfer) and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (i) the Common Share Certificates evidencing tendered Common Shares must be received by the Depositary at one of such addresses or Common Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or
(ii) the tendering shareholder must comply with the guaranteed delivery procedures described below.

   The method of delivery of Common Share Certificates and all other required documents, including delivery through any Book-Entry Transfer Facility, is at the sole option and risk of the tendering shareholder, and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

   Book-Entry Transfer. The Depositary will establish an account with respect to the Common Shares at each Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in either of the Book-Entry Transfer Facilities' systems may make book-entry delivery of Common Shares by causing a Book-Entry Transfer Facility to transfer such Common Shares into the Depositary's account at a Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. However, although delivery of Common Shares may be effected through book-entry transfer at a Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message in connection with a book-entry delivery of Common Shares, and any other required documents must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date or the tendering shareholder must comply with the guaranteed delivery procedures described below. Delivery of documents to a Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures does not constitute delivery to the Depositary.

   Signature Guarantee. Signatures on all Letters of Transmittal must be guaranteed by a firm which is a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program (each, an "Eligible Institution"), unless the Common Shares are tendered (i) by a registered holder of Common Shares who has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

   If a Common Share Certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a Common Share Certificate not accepted for payment or not tendered is to be returned, to a person other than the registered holder(s), then the Common Share Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Common Share Certificate, with the signature(s) on such Common Share Certificate or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

   Guaranteed Delivery. If a shareholder desires to tender Common Shares pursuant to the Offer and such shareholder's Common Share Certificates are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiration Date or the procedure for book-entry transfer cannot be completed on a timely basis, such Common Shares may nevertheless be tendered if all the following conditions are satisfied:

     (i) the tender is made by or through an Eligible Institution;

     (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser herewith, is received by the Depositary as provided below prior to the Expiration Date; and

     (iii) in the case of a guarantee of Common Shares, the Common Share Certificates for all tendered Common Shares, in proper form for transfer, or a Book-Entry Confirmation, together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) with any required signature guarantee (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by such Letter of Transmittal, are received by the Depositary within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

   Any Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

   Notwithstanding any other provision hereof, payment for Common Shares purchased pursuant to the Offer will, in all cases, be made only after timely receipt by the Depositary of (i) the Common Share Certificates evidencing such Common Shares, or a Book-Entry Confirmation of the delivery of such Common Shares, if available, (ii) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) (or in the case of a book-entry transfer, an Agent's Message) and (iii) any other documents required by the Letter of Transmittal.

   Distribution of Rights. Holders of Common Shares will be required to tender one-half of one Right for each Common Share tendered to effect a valid tender of such Common Share. Unless and until the Distribution Date occurs, the Rights are represented by and transferred with the Common Shares. Accordingly, if the Distribution Date does not occur prior to the Expiration Date of the Offer, a tender of Common Shares will constitute a tender of the associated Rights. If a Distribution Date has occurred, certificates representing a number of Rights equal to one-half the number of Common Shares being tendered must be delivered to the Depositary in order for such Common Shares to be validly tendered. If a Distribution Date has occurred, a tender of Common Shares without Rights constitutes an agreement by the tendering shareholder to deliver certificates representing a number of Rights equal to one-half the number of Common Shares tendered pursuant to the Offer to the Depositary within three NYSE trading days after the date such certificates are distributed. Purchaser reserves the right to require that it receive such certificates prior to accepting Common Shares for payment. Payment for Common Shares tendered and purchased pursuant to the Offer will be made only after timely receipt by the Depositary of, among other things, such certificates, if such certificates have been distributed to holders of Common Shares. Purchaser will not pay any additional consideration for the Rights tendered pursuant to the Offer.

   Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Common Shares pursuant to any of the procedures described above will be determined by Purchaser in its sole discretion, whose determination will be final and binding on all parties. Purchaser reserves the absolute right to reject any or all tenders of any Common Shares determined by it not to be in proper form or if the acceptance for payment of, or payment for, such Shares may, in the opinion of Purchaser's counsel, be unlawful. Purchaser also reserves the absolute right, in its sole discretion, to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to Common Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Common Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived.

   Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. None of Parent, Purchaser, the Dealer Managers, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification.

   Appointment as Proxy. By executing a Letter of Transmittal as set forth above, a tendering shareholder irrevocably appoints designees of Purchaser as such shareholder's proxies, each with full power of substitution, to the full extent of such shareholder's rights with respect to the Common Shares (including the associated Rights) tendered by such shareholder and accepted for payment by Purchaser (and any and all noncash dividends, distributions, rights, other Shares, or other securities issued or issuable in respect of such Common Shares on or after the date of this Offer to Purchase). All such proxies shall be considered coupled with an interest in the tendered Common Shares or Rights. This appointment will be effective if, when, and only to the extent that, Purchaser accepts such Common Shares for payment pursuant to the Offer. Upon such acceptance for payment, all prior proxies given by such shareholder with respect to such Common Shares and other securities will, without further action, be revoked, and no subsequent proxies may be given. The designees of Purchaser will, with respect to the Common Shares and other securities for which the appointment is effective, be empowered to exercise all voting and other rights of such shareholder as they in their sole discretion may deem proper at any annual, special, adjourned or postponed meeting of the Company's shareholders, by written consent or otherwise, and Purchaser reserves the right to require that, in order for Common Shares or other securities to be deemed validly tendered, immediately upon Purchaser's acceptance for payment of such Common Shares, Purchaser must be able to exercise full voting rights with respect to such Shares.

   To prevent backup Federal income tax withholding with respect to payment to certain shareholders of the purchase price for Shares purchased pursuant to the Offer, each such shareholder must provide the Depositary with such shareholder's correct Taxpayer Identification Number and certify that such shareholder is not subject to backup Federal income tax withholding by completing the substitute Form W-9 in the Letter of Transmittal. If backup withholding applies with respect to a shareholder, the Depositary is required to withhold 31% of any payments made to such shareholder. See Instruction 9 of the Letter of Transmittal.

   Common Shares Owned by ESOP. According to documents filed by the Company with the SEC, a certain number of outstanding Common Shares are owned of record by the ESOP Trustee and, accordingly, only the ESOP Trustee can effect a valid tender of such Common Shares. Pursuant to the organizational documents of the ESOP, the ESOP Trustee may tender Common Shares owned of record by the ESOP, regardless of whether or not such Common Shares have been allocated to participants' accounts.

   Purchaser's acceptance for payment of Common Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and Purchaser upon the terms and subject to the conditions of the Offer.

4. WITHDRAWAL RIGHTS.

   Tenders of Common Shares made pursuant to the Offer are irrevocable except that such Common Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after March 30, 1998.

   If Purchaser extends the Offer, is delayed in its acceptance for payment of Common Shares or is unable to accept Common Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Common Shares, and such Common Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in this Section 4. Any such delay will be by an extension of the Offer to the extent required by law.

   For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Common Shares to be withdrawn, the number of Common Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Common Shares. If Common Share Certificates evidencing Common Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Common Share Certificates, the serial numbers shown on such Common Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Common Shares have been tendered for the account of an Eligible Institution. If Common Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Common Shares and otherwise comply with such Book-Entry Transfer Facility's procedures.

   All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. None of Parent, Purchaser, the Dealer Managers, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

   Any Common Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Common Shares may be retendered at any time prior to the Expiration Date by following the procedures described in Section 3.

5. CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

   The following discussion is a summary of the material Federal income tax consequences of the Offer and the Proposed Merger to holders of Common Shares who hold their Common Shares as capital assets. This summary is based upon laws, regulations, rulings and decisions in effect on the date hereof, all of which are subject to change, retroactively or prospectively, and to possibly differing interpretations. The discussion set forth below is for general information only and may not apply to certain categories of holders of Common Shares subject to special treatment under the Internal Revenue Code of 1986, as amended (the "Code"), including, but not limited to, banks, tax-exempt organizations, insurance companies, holders who are not United States persons (as defined in Section 7701(a)(30) of the Code) and holders who acquired such Common Shares pursuant to the exercise of employee stock options or otherwise as compensation. In addition, the discussion does not address the state, local or foreign tax consequences of the Offer and the Proposed Merger. Furthermore, this discussion does not address the Federal, state, local or foreign tax consequences of the Offer and the Proposed Merger to holders of Preferred Shares or to holders of Common Shares who also own Preferred Shares.

   EACH HOLDER OF COMMON SHARES IS URGED TO CONSULT ITS TAX ADVISOR WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE OFFER AND THE PROPOSED MERGER.

   General Tax Consequences of the Offer and the Proposed Merger. In its proposal to the Company, Parent has indicated that its strong preference would be to enter into a merger agreement with the Company containing substantially the same terms and conditions as the AIG Merger Agreement such that the Company would merge with and into a direct subsidiary of Parent, with the subsidiary of Parent continuing as the surviving corporation (the "Proposed Merger Agreement"). Under this structure, the Offer and the Proposed Merger should be treated as a single integrated transaction for Federal income tax purposes. Consequently, the Offer and the Proposed Merger should, in the aggregate, qualify as a reorganization pursuant to Section 368(a)(1)(A) and 368(a)(2)(D) of the Code. In such event, generally, (i) gain or loss will be recognized by a shareholder of the Company who receives solely cash in exchange for Common Shares pursuant to the Offer and who does not exchange any Common Shares pursuant to the Proposed Merger, (ii) no gain or loss will be recognized by a shareholder of the Company who does not exchange any Common Shares pursuant to the Offer and who receives solely shares of Parent Common Stock in exchange for Common Shares pursuant to the Proposed Merger, and (iii) a shareholder of the Company who receives a combination of cash and Parent Common Stock in exchange for such shareholder's Common Shares pursuant to the Offer and the Proposed Merger will not recognize loss but will recognize (i.e., pay tax on) gain realized, if any, to the extent of the cash received. If so integrated, the Federal income tax consequences to a shareholder may, depending on such shareholder's particular circumstances, be less favorable than the Federal income tax consequences to such shareholder if the Offer and the Proposed Merger are not treated as integrated, as discussed below. See "Tax Consequences if the Offer and the Proposed Merger are Treated as a Single Integrated Transaction."

   If the Offer and the Proposed Merger were not treated as a single integrated transaction for Federal income tax purposes, the receipt of cash pursuant to the Offer would be a sale or exchange, while the Proposed Merger should still qualify as a reorganization pursuant to Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code. See "Tax Consequences if the Offer and the Proposed Merger are Treated as Separate Transactions."

   General Tax Consequences if the Proposed Merger is Restructured. As described in this Offer to Purchase, if the approval of the Proposed Merger by holders of Preferred Shares is not obtained or Parent reasonably determines that such approval is not likely to be obtained, in such circumstances Parent would expect that the Proposed Parent Merger Agreement would provide for the change in structure provided for in the AIG Merger Agreement such that a direct subsidiary of Parent would merge with and into the Company with the Company continuing as the surviving corporation. If structured in this manner, in contrast to the Proposed Merger, the Offer and the revised Proposed Merger would be a fully taxable transaction with the result that holders of Common Shares would pay Federal income tax on all consideration (whether cash or stock) received in the Offer and the revised Proposed Merger. Thus, a shareholder of the Company who, pursuant to the Offer and the revised Proposed Merger, exchanged all of the Common Shares owned by such shareholder for cash and shares of Parent Common Stock would recognize capital gain or loss equal to the difference between (a) the amount of cash received and the fair market value (as of the date of the exchange) of the shares of Parent Common Stock received and (b) such shareholder's adjusted tax basis in the Common Shares surrendered therefor. Such gain or loss would be long-term gain or loss if, as of the date of the exchange, the holder thereof has held such Common Shares for more than one year.

TAX CONSEQUENCES IF THE OFFER AND THE PROPOSED MERGER ARE TREATED AS A SINGLE INTEGRATED TRANSACTION

   General. If the Offer and the Proposed Merger are treated as a single integrated transaction, the Federal income tax consequences of such transactions to a shareholder of the Company generally will depend on whether the shareholder exchanges Common Shares for cash pursuant to Offer, Parent Common Stock pursuant to the Proposed Merger or a combination of both, and may further depend on whether (i) the shareholder is deemed to constructively own Common Shares and (ii) the shareholder actually or constructively owns any shares of Parent Common Stock. For this purpose, Common Shares are constructively owned under the rules set forth in Section 318 of the Code which generally treat a person as owning stock owned by certain family members or related entities or that is the subject of an option or options owned or deemed owned by such person.

   Exchange of Common Shares Solely for Cash Pursuant to the Offer. In general, a shareholder of the Company who, pursuant to the Offer, exchanges all of the Common Shares owned by such shareholder solely for cash will recognize capital gain or loss equal to the difference between the amount of cash received and such shareholder's adjusted tax basis in the Common Shares surrendered therefore. The gain or loss will be long-term capital gain or loss if, as of the date of the exchange, the holder thereof has held such Common Shares for more than one year. Gain or loss will be calculated separately for each identifiable block of Common Shares surrendered pursuant to the Offer. If, however, any such holder of Common Shares constructively owns shares of the Company that are exchanged for shares of Parent Common Stock in the Proposed Merger or owns shares of Parent Common Stock actually or constructively after the Proposed Merger, the consequences to such holder may be similar to the consequences described below under the heading "Exchange of Common Shares for Cash and Parent Common Stock Pursuant to the Offer and Proposed Merger," except that the amount of the consideration, if any, treated as a dividend may not be limited to the amount of such holder's gain.

   Exchange of Common Shares Solely for Parent Common Stock Pursuant to the Proposed Merger. A shareholder of the Company who, pursuant to the Proposed Merger, exchanges all of the Common Shares actually owned by such shareholder solely for shares of Parent Common Stock will not recognize any gain or loss upon such exchange. Such shareholder may recognize gain or loss, however, to the extent cash is received in lieu of a fractional share of Parent Common Stock, as discussed below. The aggregate adjusted tax basis of the shares of Parent Common Stock received (including fractional shares) in such exchange will be equal to the aggregate adjusted tax basis of the Common Shares surrendered therefor, and the holding period of the shares of Parent Common Stock will include the period during which the Common Shares surrendered in exchange therefor were held. If a holder has a differing basis or holding period in respect of its Common Shares, the holder should consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Parent Common Stock that it receives in the exchange.

   Exchange of Common Shares for Cash and Parent Common Stock Pursuant to the Offer and Proposed Merger. A shareholder of the Company who, pursuant to the Offer and the Proposed Merger, exchanges all of the Common Shares actually owned by such shareholder for a combination of cash and shares of Parent Common Stock will not recognize any loss on such exchange. Such shareholder will realize gain equal to the excess, if any, of the cash and the aggregate fair market value of the shares of Parent Common Stock received pursuant to the Offer and the Proposed Merger over such shareholder's adjusted tax basis in the Common Shares exchanged therefor, but will recognize (i.e., pay tax on) any realized gain only to the extent of the cash received.

   Any gain recognized by a shareholder of the Company who receives a combination of cash and shares of Parent Common Stock pursuant to the Offer and the Proposed Merger will be treated as capital gain unless the receipt of the cash has the effect of the distribution of a dividend for Federal income tax purposes, in which case, such recognized gain will be treated as ordinary dividend income to the extent of such shareholder's ratable share of the Company's accumulated earnings and profits. See "--Possible Treatment of Cash as a Dividend."

   The aggregate tax basis of the shares of Parent Common Stock received by a Company shareholder who, pursuant to the Offer and the Proposed Merger, exchanges such shareholder's Common Shares for a combination of cash and shares of Parent Common Stock will be the same as the aggregate tax basis of the Common Shares surrendered therefor, decreased by the cash received and increased by the amount of any gain recognized (whether capital gain or ordinary income). The holding period of shares of Parent Common Stock will include the holding period of the Common Shares surrendered therefor.

   Possible Treatment of Cash as a Dividend. In general, the determination of whether the gain recognized in the Offer and the Proposed Merger will be treated as received pursuant to a sale or exchange (generating capital gain) or a dividend distribution (generating ordinary dividend income) will depend upon whether and to what extent the exchange reduces the Company shareholder's deemed percentage stock ownership interest in Parent. For purposes of this determination, a shareholder of the Company will be treated as if such shareholder first exchanged all of such shareholder's Common Shares solely for shares of Parent Common Stock and then Parent immediately redeemed a portion of such shares of Parent Common Stock in exchange for the cash such shareholder actually received. The gain recognized in the exchange followed by a deemed redemption will be treated as capital gain if the deemed redemption is (i) "substantially disproportionate" with respect to the Company shareholder or (ii) "not essentially equivalent to a dividend."

   The deemed redemption, generally, will be "substantially disproportionate" with respect to a Company shareholder if the percentage described in (ii) below is less than 80% of the percentage described in (i) below. Whether the deemed redemption is "not essentially equivalent to a dividend" with respect to a shareholder will depend upon the shareholder's particular circumstances. At a minimum, however, in order for the deemed redemption to be "not essentially equivalent to a dividend," the deemed redemption must result in a "meaningful reduction" in such Company shareholder's deemed percentage stock ownership of Parent. In general, that determination requires a comparison of
(i) the percentage of the outstanding voting stock of Parent that such Company shareholder is deemed actually and constructively to have owned immediately before the deemed redemption by Parent and (ii) the percentage of the outstanding voting stock of Parent actually and constructively owned by such shareholder immediately after the deemed redemption by Parent as a result of the Offer, the Proposed Merger or otherwise. In applying the foregoing tests, a shareholder is deemed to own stock owned, and, in some cases, constructively owned. As the constructive ownership rules are complex, each shareholder that may be subject to these rules should consult its tax advisor. The Internal Revenue Service has ruled that a minority shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is considered to have a "meaningful reduction" if such shareholder has a reduction in such shareholder's percentage stock ownership. Accordingly, in most circumstances, gain recognized by a shareholder of the Company who exchanges such shareholder's Common Shares for a combination of cash and shares of Parent Common Stock generally will be capital gain, and will constitute long-term capital gain if the holding period for such Common Shares was greater than one year as of the date of the exchange.

   Cash Received in Lieu of a Fractional Interest of Shares of Parent Common Stock. Cash received in lieu of a fractional share of Parent Common Stock will be treated as received in redemption of such fractional share interest and gain or loss will be recognized, measured by the difference between the amount of cash received and the portion of the basis of the Common Shares allocable to such fractional interest. Such gain or loss generally will constitute capital gain or loss, and will be long-term capital gain or loss if the holding period for such Common Shares was greater than one year as of the date of the exchange.

TAX CONSEQUENCES IF THE OFFER AND THE PROPOSED MERGER ARE TREATED AS SEPARATE TRANSACTIONS

   Although counsel to Parent believes that such result is unlikely, if the Offer and the Proposed Merger were treated as separate transactions for Federal income tax purposes, the receipt of cash pursuant to the Offer would be a taxable transaction, while the Proposed Merger should still qualify as a reorganization pursuant to Sections 368(a)(1)(A) and Section 368(a)(2)(D) of the Code. Accordingly, a shareholder of the Company who received cash pursuant to the Offer would recognize gain or loss equal to the difference between the amount of cash received and the shareholder's adjusted tax basis in the Common Shares surrendered therefor. The gain or loss would be long-term capital gain or loss if, as of the date of the exchange, such shareholder had held such stock for more than one year.

   A shareholder of the Company who received solely Parent Common Stock pursuant to the Proposed Merger would be subject to the Federal income tax rules concerning reorganizations discussed above under "Tax Consequences if the Offer and the Proposed Merger are Treated as a Single Integrated Transaction -- Exchange of Common Shares Solely for Parent Common Stock Pursuant to the Proposed Merger." Additionally, if applicable, a shareholder of the Company who received a combination of cash and shares of Parent Common Stock pursuant to the Proposed Merger would be subject to the Federal income tax rules concerning reorganizations discussed above under "Tax Consequences if the Offer and the Proposed Merger are Treated as a Single Integrated Transaction -- Exchange of Common Shares for Cash and Parent Common Stock Pursuant to Offer and Proposed Merger."

   Backup Withholding. Unless a shareholder of the Company complies with certain reporting or certification procedures or is an "exempt recipient" (i.e., in general, corporations and certain other entities) under applicable provisions of the Code and Treasury Regulations promulgated thereunder, such shareholder may be subject to withholding tax of 31% with respect to any cash payments received pursuant to the Offer and/or the Proposed Merger. A foreign shareholder of the Company should consult its tax advisor with respect to the application of withholding rules to it with respect to any cash payments received pursuant to the Offer and/or the Proposed Merger.

6. PRICE RANGE OF SHARES; DIVIDENDS.

   According to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1997, prior to July 9, 1997, the Common Shares were listed and principally traded on the Nasdaq National Market ("Nasdaq NMS"). From and after such date, the Common Shares have been listed and principally traded on the NYSE, and quoted under the symbol "ABI," according to published financial sources. The following table sets forth, for the quarters indicated, the high and low sales prices per Common Share on the Nasdaq NMS or the NYSE, as the case may be, and the amount of cash dividends paid per Common Share, as reported in the Company 1996 Form 10-K for periods in 1996, and as reported by published financial sources with respect to periods in 1997 and 1998:

                                                                           CASH
                                                HIGH           LOW       DIVIDENDS
                                            -------------------------- -----------
Year Ended December 31, 1996:
 First Quarter.............................     $ 19-15/16   $ 16-5/8   $0.095
 Second Quarter ...........................       22-1/8       16-1/4    0.100
 Third Quarter ............................       25-3/16      19-3/4    0.100
 Fourth Quarter ...........................       26-3/16      22-7/8    0.100
Year Ended December 31, 1997:
 First Quarter ............................       29-3/4       24-3/8    0.100
 Second Quarter ...........................       34-9/16      24-3/8    0.105
 Third Quarter ............................       39           31-5/8    0.110
 Fourth Quarter ...........................       46-3/16      35-7/8    0.110
Year Ending December 31, 1998:
 First Quarter (through January 26, 1998)         46-1/4       45-9/16

   The above prices have been adjusted to reflect the Stock Split.

   On January 26, 1998, the most recent practicable trading day prior to the announcement date of the Offer, the reported closing sales price of the Common Shares on the NYSE Composite Tape was $46.25 per Common Share. Shareholders are urged to obtain a current market quotation for the Common Shares.

7. EFFECT OF THE OFFER ON THE MARKET FOR THE COMMON SHARES; EXCHANGE LISTING AND EXCHANGE ACT REGISTRATION; MARGIN REGULATIONS.

   The purchase of Common Shares pursuant to the Offer will reduce the number of Common Shares that might otherwise trade publicly and could reduce the number of holders of Common Shares, which could adversely affect the liquidity and market value of the remaining Common Shares held by the public. Following consummation of the Offer, a large percentage of the outstanding Common Shares will be owned by Purchaser.

   According to the NYSE's published guidelines, the NYSE would consider delisting the Common Shares if, among other things, the number of record holders of at least 100 Common Shares should fall below 1,200, the number of publicly held Common Shares (exclusive of holdings of officers, directors and their families and other concentrated holdings of 10% or more (the "NYSE Excluded Holdings")) should fall below 600,000 or the aggregate market value of publicly held Common Shares (exclusive of NYSE Excluded Holdings) should fall below $5,000,000. If, as a result of the purchase of Common Shares pursuant to the Offer or otherwise, the Common Shares no longer meet the requirements of the NYSE for continued listing and the listing of the Common Shares is discontinued, the market for the Common Shares could be adversely affected.

   If the NYSE were to delist the Common Shares, it is possible that the Common Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or through the Nasdaq or other sources. The extent of the public market therefor and the availability of such quotations would depend, however, upon such factors as the number of shareholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Common Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below and other factors. Purchaser cannot predict whether the reduction in the number of Common Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Common Shares or whether it would cause future market prices to be higher or lower than the Offer Price.

   The Common Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the SEC if the Common Shares are not listed on a national securities exchange and there are fewer than 300 record holders of the Common Shares. The termination of registration of the Common Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Common Shares and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with shareholders' meetings pursuant to Section 14(a), and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Common Shares. In addition, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act").

   If registration of the Common Shares under the Exchange Act were terminated, the Common Shares would no longer be eligible for Nasdaq reporting.

   Based upon publicly available information, Purchaser believes that, as of the date of this Offer to Purchase, the Rights are registered under the Exchange Act and are listed on the NYSE, but are attached to the Common Shares and are not separately transferable. Purchaser believes that, as a result of Purchaser's public announcement of the Offer, the Distribution Date will be no later than February 10, 1998 unless prior to such date the Company Board redeems the Rights or amends the Rights Agreement to delay the Distribution Date. According to the Company Form 8-A, as soon as practicable after the Distribution Date, the Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and thereafter the separate Rights Certificates alone will evidence the Rights and the foregoing discussion with respect to the effect of the Offer on the market for the Common Shares, stock exchange listing and Exchange Act registration would apply to the Rights in a similar manner.

8. CERTAIN INFORMATION CONCERNING THE COMPANY.

   The information concerning the Company contained in this Offer to Purchase, including financial information, has been taken from or based upon the Company 1996 Form 10-K and other publicly available documents and records on file with the SEC and other public sources. None of Parent, Purchaser, the Dealer Managers, the Depositary or the Information Agent assumes any responsibility for the accuracy or completeness of the information concerning the Company contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Parent, Purchaser, the Dealer Managers, the Depositary or the Information Agent.

   According to information filed by the Company with the SEC, the Company is a Florida corporation whose principal executive offices are located at 11222 Quail Roost Drive, Miami, Florida 33157.

   The Company, through its subsidiaries, provides primarily credit-related insurance products in the United States and Canada, as well as in Latin America, the Caribbean and the United Kingdom. The Company also provides to its clients comprehensive administrative support in claims, accounting, tax, data processing and actuarial matters, as well as a full range of marketing materials, direct mail and telemarketing services and personnel training programs.

   Financial Information. Set forth below is certain selected consolidated financial information relating to the Company and its subsidiaries which has been excerpted or derived from the financial statements contained in the Company 1996 Form 10-K, the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1997 (the "Company Form 10-Q") and other documents filed by the Company with the SEC. More comprehensive financial information is included in, and the financial information that follows is qualified in its entirety by reference to, the Company 1996 Form 10-K, the Company Form 10-Q and such other documents filed by the Company with the SEC. The Company Form 10-K, the Company Form 10-Q and such other documents may be examined at and copies may be obtained from the offices of the SEC or the NYSE in the manner set forth below.

                    AMERICAN BANKERS INSURANCE GROUP, INC.
                 SELECTED CONSOLIDATED FINANCIAL INFORMATION
               (IN THOUSANDS, EXCEPT PER COMMON SHARE AMOUNTS)

                                      FOR THE YEAR ENDED DECEMBER 31,
                      ---------------------------------------------------------------
                         1992        1993        1994          1995         1996
                      ---------- ----------  ------------ ------------  ------------

INCOME STATEMENT
 DATA:
Total revenues ......  $812,078    $973,324   $1,186,835    $1,360,848   $1,529,035
Net income ..........    42,275      52,295       56,544        72,260       94,503
Net income per share
 (fully diluted)(1)        1.20        1.37         1.37          1.74         2.16
Dividends per Common
 Share(1) ...........      0.30        0.34         0.36          0.38         0.40

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                          NINE MONTHS ENDED
                            SEPTEMBER 30,
                      --------------------------
                          1996          1997
                      ------------ ------------
                             (UNAUDITED)
INCOME STATEMENT
 DATA:
Total revenues ......  $1,161,304    $1,219,083
Net income ..........      68,333        84,876
Net income per share
 (fully diluted)(1)          1.59          1.81
Dividends per Common
 Share(1) ...........        0.30          0.32

                                              AT DECEMBER 31,
                     ------------------------------------------------------------------
                         1992         1993         1994          1995         1996
                     ----------- ------------  ------------ ------------  ------------

BALANCE SHEET
 DATA:(2)
Investments ........  $  982,135   $1,110,934   $1,264,870    $1,688,410   $1,968,403
Total assets .......   1,404,291    2,160,475    2,432,499     2,987,734    3,469,503
Policy and claim
 liabilities .......     802,790    1,395,915    1,502,613     1,858,862    2,070,494
Total liabilities  .   1,135,877    1,761,220    2,026,624     2,474,737    2,759,296
Total stockholders'
 equity ............     268,414      399,255      405,875       513,997      710,207

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                          AT SEPTEMBER 30,
                     --------------------------
                         1996          1997
                     ------------ ------------
                            (UNAUDITED)
BALANCE SHEET
 DATA:(2)
Investments ........  $1,939,215    $2,127,147
Total assets .......   3,355,983     3,678,961
Policy and claim
 liabilities .......   2,015,891     2,225,005
Total liabilities  .   2,677,671     2,882,676
Total stockholders'
 equity ............     678,312       796,285

------------
(1)    Adjusted to reflect the Stock Split.
(2) The amounts for 1993 and forward are reported in accordance with FASB Statement 113.

   The Company is subject to the information and reporting requirements of the Exchange Act and is required to file reports and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements distributed to the Company's shareholders and filed with the SEC. These reports, proxy statements and other information should be available for inspection at the public reference facilities of the SEC located in Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and also should be available for inspection and copying at prescribed rates at the following regional offices of the SEC: Seven World Trade Center, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of this material may also be obtained by mail, upon payment of the SEC's customary fees, from the SEC's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains an Internet web site at http://www.sec.gov that contains reports, proxy statements and other information. Reports, proxy statements and other information concerning the Company should also be available for inspection at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

9. CERTAIN INFORMATION CONCERNING PURCHASER AND PARENT.

   Purchaser. Purchaser is a newly incorporated New Jersey corporation organized in connection with the Offer and the Proposed Merger and has not carried on any activities other than in connection with the Offer and the Proposed Merger. The principal offices of Purchaser are located at 6 Sylvan Way, Parsippany, New Jersey 07054. The Purchaser is a wholly owned subsidiary of Parent. Until immediately prior to the time that Purchaser will purchase Common Shares pursuant to the Offer, it is not expected that Purchaser will have any significant assets or liabilities or engage in activities other than those incident to its formation and capitalization and the transactions contemplated by the Offer and the Proposed Merger. Because Purchaser is newly formed and has minimal assets and capitalization, no meaningful financial information regarding Purchaser is available.

   Parent. Parent is a Delaware corporation with its principal executive offices located at 6 Sylvan Way, Parsippany, New Jersey 07054. Parent is one of the foremost consumer and business services companies in the world. The Company was created through the merger of CUC and HFS in December 1997 and provides all of the services formerly provided by each of CUC and HFS, including technology-driven, membership-based consumer services, travel services, real estate services, residential mortgage services, tax preparation services and multimedia software products. Parent also administers insurance package programs in connection with certain discount shopping and travel programs.

   Parent is subject to the information and reporting requirements of the Exchange Act and is required to file reports and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning Parent's directors and officers, their remuneration, stock options granted to them, the principal holders of Parent's securities, any material interests of such persons in transactions with Parent and other matters is required to be disclosed in proxy statements distributed to Parent's shareholders and filed with the SEC. These reports, proxy statements and other information should be available for inspection and copies may be obtained in the same manner as set forth for the Company in Section 8. Parent's common stock is listed on the NYSE, and reports, proxy statements and other information concerning Parent should also be available for inspection at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

   Set forth below are certain supplemental financial highlights relating to Parent and its subsidiaries. Additional financial information is included in other documents filed by Parent with the SEC. The financial information summary set forth below is qualified in its entirety by reference to such other documents which have been filed with the SEC, including the financial information and related notes contained therein, which are incorporated herein by reference. These documents may be inspected at and copies may be obtained from the offices of the SEC or the NYSE in the manner set forth below.

                             CENDANT CORPORATION
                SUPPLEMENTAL CONSOLIDATED FINANCIAL HIGHLIGHTS
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                          FOR THE YEAR ENDED DECEMBER 31,
                        -------------------------------------------------------------------
                                                    HISTORICAL
                        -------------------------------------------------------------------
                            1992          1993         1994          1995         1996
                        ------------ ------------  ------------ ------------  ------------
INCOME STATEMENT HIGHLIGHTS:(1)(2)
Net revenues...........  $1,835,471    $2,136,426   $2,446,731    $2,992,122   $3,908,780
Net income before
 extraordinary loss ...     154,780       222,054(7)   284,590(6)    302,825(5)   423,611(4)
Net income before
 extraordinary loss
 per share (fully
 diluted)..............        0.30(7)       0.37(7)      0.41(6)       0.41(5)      0.52(4)

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                        NINE MONTHS
                                           ENDED
                                       SEPTEMBER 30,
                                     ---------------
                          PRO FORMA     HISTORICAL
                           1996(3)        1997(9)
                         ------------ ---------------
INCOME STATEMENT HIGHLIGHTS:(1)(2)
Net revenues...........  $4,475,262     $3,890,015
Net income before
 extraordinary loss ...     473,359        400,694(8)
Net income before
 extraordinary loss
 per share (fully
 diluted)..............        0.56(4)        0.47(8)

                                                                                                      AT
                                                                                                SEPTEMBER 30,
                                                AT DECEMBER 31,                                    1997(9)
                      --------------------------------------------------------------------   -------------------
                          1992          1993         1994          1995          1996
                      ------------ ------------  ------------ ------------  -------------
BALANCE SHEET HIGHLIGHTS:(1)(2)
Total assets ........  $6,027,223    $6,698,832   $7,437,042    $8,994,384   $13,588,368         $14,997,006
Long-term debt ......     303,474       394,123      419,968       353,977     1,004,584           2,422,524
Shareholders'
 equity..............   1,054,123     1,319,253    1,629,762     2,148,646     4,423,599           4,608,893
Assets under
 management and
 mortgage programs ..   3,805,748     4,058,764    4,115,360     4,955,609     5,729,234           5,602,175
Debt under
 management and
 mortgage programs ..   3,273,080     3,629,701    3,791,562     4,427,872     5,089,943           4,952,083

------------
(1) Includes the merger of HFS with and into CUC, which was renamed Cendant Corporation, accounted for as a pooling of interests. Also includes acquisitions by CUC and HFS accounted for as pooling of interests and other acquisitions accounted for using the purchase method of accounting.
(2) On January 31, 1992, HFS purchased substantially all of the assets comprising the franchise system of Days Inn of America, Inc. and certain of its subsidiaries. On April 29, 1993, HFS purchased the outstanding stock of the company which owns the Super 8 Motel franchise system. On May 11, 1995, HFS acquired by merger Central Credit Inc., a gambling patron credit information business. On August 1, 1995, a majority owned subsidiary of HFS acquired the CENTURY 21 real estate brokerage franchise system. On January 23, 1996, HFS purchased the assets comprising the Travelodge hotel franchise system in North America. On February 12, 1996, HFS purchased substantially all the assets comprising Electronic Realty Associates (ERA) real estate brokerage franchise system. During the second quarter of 1996, HFS purchased the six previously non-owned CENTURY 21 U.S. regions. On May 31, 1996, HFS acquired by merger Coldwell Banker Corporation. Consolidated results of Parent include the operating results of the aforementioned acquisitions since the respective dates of acquisition.
(3) Pro forma results of operations include the following acquisitions by HFS, as if they occurred on January 1, 1996: (i) the acquisition and related financing of Coldwell Banker Corporation on May 31, 1996;
        (ii) the acquisition and related financing of Avis, Inc. on October 16, 1996; (iii) the acquisition and related financing of Resorts Condominiums International, Inc. on November 12, 1996.
(4) Includes provisions for costs incurred principally in connection with the acquisitions of Davidson & Associates, Inc. ("Davidson"), Sierra On-Line, Inc. ("Sierra") and Ideon Group Inc. ("Ideon"). The charges aggregated $179.9 million ($118.7 million or $0.15 per share after-tax effect). Such costs in connection with CUC's acquisitions of Davidson and Sierra are non-recurring and are comprised primarily of transaction costs and other professional fees. Such costs associated with CUC's acquisition of Ideon are non-recurring and include transaction costs as well as a provision relating to certain litigation matters. On June 13, 1997, CUC entered into an agreement which provides for the settlement of certain Ideon litigation matters. Such agreement calls for the payment of $70.5 million over a six-year period which was provided for during the year ended December 31, 1996.
(5) Includes provision for costs related to the abandonment of certain Ideon development efforts and the restructuring of CUC's SafeCard division and CUC's corporate infrastructure. The charges aggregated $97.0 million ($62.1 million or $0.08 per share after-tax effect).

(6) Includes net gain of $9.8 million ($6.2 million or $0.01 per share after-tax effect) related to the sale of The ImagiNation Network, Inc. offset by costs related to Ideon's products abandoned and restructuring.
(7) Excludes extraordinary loss, net of tax of $12.8 million or $0.02 per share for the year ended December 31, 1993, related to the early extinguishment of debt.
(8) Includes a one-time pre-tax merger and restructuring charge of $303 million ($227 million, or $0.25 per share, after tax) during the second quarter of 1997 in connection with the merger of HFS with PHH Corporation for merger-related costs, including severance, facility and system consolidations and terminations, costs associated with exiting certain activities and merger-related professional fees.
(9) In the opinion of management, all adjustments necessary for a fair presentation of the interim supplemental consolidated financial highlights as of and for the nine months ended September 30, 1997 are included. Such adjustments consist only of normal recurring items. These interim results are not necessarily indicative of results of a full year.

   The name, citizenship, business address, principal occupation or employment and five-year employment history for each of the directors and executive officers of Purchaser and Parent are set forth in Schedule I hereto.

   During the past 60 days, Parent effected transactions in the equity securities of the Company as set forth in Schedule II hereto. Except as set forth in this Offer to Purchase, none of Parent or Purchaser or, to the best knowledge of Parent or Purchaser, any of the persons listed in Schedule I hereto, or any associate or majority-owned subsidiary of such persons, beneficially owns any equity security of the Company, and none of Parent or Purchaser or, to the best knowledge of Parent or Purchaser, any of the other persons referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days.

   Except as set forth in this Offer to Purchase, none of Parent or Purchaser or, to the best knowledge of Parent or Purchaser, any of the persons listed in Schedule I hereto has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies. Except as set forth in this Offer to Purchase, none of Parent or Purchaser or, to the best knowledge of Parent or Purchaser, any of the persons listed in Schedule I hereto has had any transactions with the Company, or any of its executive officers, directors or affiliates that would require reporting under the rules of the SEC.

   Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or Purchaser, or their respective subsidiaries, or, to the best knowledge of Parent or Purchaser, any of the persons listed in Schedule I hereto, on the one hand, and the Company or its executive officers, directors or affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, election of directors, or a sale or other transfer of a material amount of assets.

10. SOURCE AND AMOUNT OF FUNDS.

   Purchaser estimates that the total amount of funds required to purchase Common Shares pursuant to the Offer and to pay all related costs and expenses, will be approximately $1.38 billion. See also Section 16. Purchaser plans to obtain all funds needed for the Offer through a capital contribution from Parent. Parent plans to obtain such funds from cash accounts, available lines of credit (the "Existing Credit Facilities") and a new $1.5 billion 364-day Revolving Credit Facility (the "New Credit Facility" and, together with the Existing Credit Facilities, the "Credit Facilities") pursuant to a commitment letter (the "Financing Commitment"), dated January 23, 1998, among Parent, The Chase Manhattan Bank ("Chase") and Chase Securities Inc. The Existing Credit Facilities consist of (i) a $750 million Five Year Competitive Advance and Revolving Credit Agreement dated as of October 2, 1996, as amended, among Parent, the lenders referred to therein (the "Lenders") and Chase, as Administrative Agent (the "Five Year Credit Facility") and (ii) a $1.25 billion 364-Day Competitive Advance and Revolving Credit

Agreement, dated as of October 2, 1996, as amended, among Parent, the lenders referred to therein and Chase, as Administrative Agent (the "Existing 364-Day Credit Facility"). At January 26, 1998, Parent had approximately $858 million of available borrowings under the Existing Credit Facilities.

   Chase's obligations under the Financing Commitment are subject to the following conditions, among others: (i) the execution and delivery of satisfactory documentation with respect to the New Credit Facility and (ii) the absence of a material adverse change with respect to Parent or financial, bank syndication or capital market conditions.

   The Existing 364-Day Credit Facility will mature on September 30, 1998, provided that Parent is entitled to annually request a 364-day extension of such maturity date. The Five Year Credit Facility will mature on October 1, 2001. The New Credit Facility will mature 364 days after the execution of the definitive documentation relating thereto.

   The Existing Credit Facilities provide, and the New Credit Facility will provide, for revolving loans which bear interest, at the option of Parent, at rates based on competitive bids of Lenders participating in such facilities, at a prime rate or at LIBOR plus an applicable variable margin based on Parent's senior unsecured long-term debt rating.

   The Existing Credit Facilities contain, and the New Credit Facility will contain, certain financial covenants as well as certain restrictions on, among other things, (i) indebtedness of material subsidiaries, (ii) liens,
(iii) mergers, consolidations, liquidations, dissolutions and sales of substantially all assets, (iv) sale and leasebacks, (v) changes in fiscal year and accounting treatment and (vi) certain changes in the character of business. The financial covenants require Parent to maintain specified (i) maximum leverage ratios and (ii) minimum interest coverage ratios.

   In connection with the Existing Credit Facilities and the Financing Commitment, Parent has agreed to pay Chase, with respect to the Financing Commitment, and the lenders and Chase, with respect to the Existing Credit Facilities, certain fees, and to reimburse them for certain expenses and to provide them certain indemnities, as is customary for commitments of the type described herein.

   It is anticipated that any indebtedness incurred by Parent under the Credit Facilities will be repaid from funds generated internally by Parent and its subsidiaries, through additional borrowings, or through a combination of such sources. The New Credit Facility will, however, require that, subject to certain exceptions, Parent use the proceeds of any offering of Parent's debt or equity to repay outstanding indebtedness under such facility. No final decisions have been made concerning the method Parent will employ to repay such indebtedness. Such decisions when made will be based on Parent's review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions.

   The foregoing description of the Financing Commitment and the Existing Credit Facilities is qualified in its entirety by reference to the full text of such Financing Commitment and Existing Credit Facilities, copies of which have been filed with the Commission as exhibits to Parent's and the Purchaser's Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") and are incorporated by reference herein.

11. BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY.

   Over the past several years, representatives of Parent (formerly known as CUC), including John H. Fullmer, Parent's Executive Vice President and Chief Marketing Officer, and representatives of the Company, including Gerald N. Gaston, the Company's Vice Chairman, President and Chief Executive Officer, met on various occasions to discuss possible strategic marketing alliances. At a meeting in May 1997, Mr. Fullmer and Mr. Gaston met and discussed CUC's interest in acquiring the Company and the existence of certain financial issues relating to a possible combination.

   In the Summer of 1997, representatives of HFS separately identified the Company as a possible acquisition candidate. HFS's interest in the Company increased as a result of its decision to acquire Providian Auto & Home Insurance Company and its property and casualty subsidiaries, which predominately market personal automobile insurance through direct marketing channels.

   During the course of planning for the then-pending merger of CUC and HFS, their mutual interest in the Company was identified and scheduled to be pursued following completion of the merger.

   On December 3, 1997, a significant shareholder of the Company indicated to the Senior Vice President -- Acquisitions of HFS that it believed the Company was considering a sale transaction. This information was conveyed to Mr. Fullmer, who attempted on several occasions to contact Mr. Gaston to inquire as to its validity.

   Mr. Fullmer ultimately spoke with Mr. Gaston in mid-December 1997 and described the merger of CUC and HFS which created Parent and emphasized that the resulting size and scale of Parent had eliminated the financial issues relating to an acquisition of the Company which they had previously discussed. Mr. Fullmer inquired whether the Company was actively engaged in discussions relating to an acquisition, and indicated that, if the Company was so engaged, representatives of Parent would like to meet immediately with the Company's representatives to discuss Parent's strong interest in exploring such a transaction. In response to Mr. Gaston's assurances that the Company was not actively engaged in acquisition discussions, Mr. Fullmer agreed to forward to Mr. Gaston information regarding Parent and to contact Mr. Gaston to schedule a meeting in early January to discuss a possible acquisition transaction.

   On December 22, 1997, the Company and AIG announced that they had entered into the AIG Merger Agreement contemplating the Proposed AIG Merger and the AIG Lockup Option Agreement and that certain stockholders of the Company had entered into the Voting Agreement with AIG.

   Following a series of meetings among representatives of Parent and Parent's outside financial advisors and legal counsel and a meeting of Parent's Executive Committee, on January 26, 1998 the Parent Board met to review its strategic options in light of the announcement of the Proposed AIG Merger. Because the Parent Board believes that a combination of Parent and the Company would offer compelling benefits to both companies, their shareholders and their other constituencies, it determined that Parent should make a competing offer for the Company. On January 27, 1998, Parent announced its intention to commence the Offer, to be followed by the Proposed Merger. On the same day, Parent sent the following letter to the Company Board:

                                                              January 27, 1998

Board of Directors
American Bankers Insurance Group, Inc.
11222 Quail Roost Drive
Miami, Florida 33157

Attention: Mr. R. Kirk Landon, Chairman

Dear Members of the Board:

   On behalf of Cendant Corporation we are pleased to submit a proposal to acquire American Bankers Insurance Group, Inc. for $58 per common share payable in cash and stock. Our proposal, representing a premium of $11 (in excess of 23%) over the value of American International Group's proposal, is demonstrably superior to the AIG proposed transaction.

   Several months ago one of our senior executives had discussed with Mr. Gaston our interest in pursuing a business combination with American Bankers. As recently as December, in response to our inquiry as to whether American Bankers was engaged in discussions relating to an acquisition and to our expression of Cendant's strong interest in exploring such a transaction with American Bankers, Mr. Gaston said that American Bankers was not pursuing any acquisition transaction, and suggested that he meet with our senior executive in early January to discuss the matter further. In view of this, it is particularly disappointing that we were not made aware that American Bankers was interested in pursuing acquisition proposals and, accordingly, we did not have the opportunity to submit an offer prior to the announcement of your proposed transaction with AIG.

   We would have liked to discuss our proposal directly with you. However, the terms of Section 6.2 of your agreement with AIG purport to prohibit discussions with us or any other party until 120 days following the date of such agreement, at which time, as both you and AIG have publicly stated, the acquisition of American Bankers by AIG likely will have been completed, making any discussions between us irrelevant. We believe this is an extraordinary measure and raises questions about whether it is in the best interests of American Bankers' shareholders.

   Accordingly, we will be commencing promptly a cash tender offer directly to American Bankers' shareholders for 51% of American Bankers' shares at a price of $58 per common share to be followed by a second step merger in which shares of Cendant common stock with a fixed value of $58 per share will be exchanged on a tax-free basis for the balance of American Bankers' common stock and each share of American Bankers' preferred stock will be converted into one share of Cendant preferred stock having substantially similar terms, except that such shares will be convertible into shares of Cendant common stock calculated in accordance with the terms of the American Bankers' preferred stock.

   The provisions in your agreement with AIG include highly unusual and restrictive conditions which, in fact, represent a virtual forfeiture of the Board's fundamental mandate of protecting the interests of shareholders. Accordingly, we have today commenced litigation in federal court in Miami to ensure that your shareholders will have the opportunity to consider our offer and to assist your board in fulfilling its fiduciary obligations and to resolve certain other issues.

   Although we have determined that it is both necessary and appropriate, under the circumstances, to commence our cash tender offer and litigation, our strong preference would be to enter into a merger agreement with you containing substantially the same terms and conditions (other than price and inappropriate terms) as your proposed transaction with AIG.

   In addition to its significant economic superiority, the merits and the strategic value of the combination of Cendant and American Bankers are compelling. Cendant (NYSE:CD) is the product of the recent combination of CUC International Inc. and HFS Incorporated, creating the world's largest consumer and business services company. Cendant interacts with approximately 170 million customers and members around the world, several times each year. Cendant is investment grade rated and has a market value of approximately $30 billion. Cendant's 1997 revenues and net income are estimated by Wall Street analysts at approximately $5.1 billion and $900 million, respectively. Cendant has recently announced its acquisition of Providian Direct, a direct marketer of automobile insurance. Under separate cover, we have sent a copy of the proxy statement for the merger that created Cendant.

   Cendant's vision for American Bankers is one of exceptional growth and opportunity, which involves utilizing Cendant's distribution channels and customer base as an outlet for American Bankers' products and capitalizing on American Bankers' existing relationships with financial institutions and retailers to increase penetration of Cendant's products. Consistent with this vision, and Cendant's past strategic acquisition practices, Cendant would expect American Bankers' management to continue with the company, would not expect significant employment reductions and would expect American Bankers to continue to maintain its headquarters in Miami.

   The price we are offering in our proposal clearly provides significantly greater value to your shareholders than the proposed transaction with AIG. It would also benefit Cendant's shareholders and be accretive to earnings within the first year. Our proposal is not subject to any due diligence or financing condition and the funds for the cash portion of our offer are available from existing cash resources and under our credit facilities. In addition, Cendant, having acquired control of insurers in the past, is extremely familiar with the insurance regulatory process, has obtained approvals of the type required to implement this proposal and will be able to complete our proposed transaction on a timely basis.

   Accordingly, we strongly believe that you are obligated by principles of fiduciary duty to consider and accept our proposal. Consistent with your clear fiduciary duties, we expect you will provide us with at least the same information you furnished to AIG in the course of your discussions and negotiations with them and that you will discuss and negotiate with us the details of our proposal. In addition, you should take whatever other actions are reasonably necessary or appropriate so that we may operate on a level playing field with AIG and any other companies which may be interested in acquiring American Bankers.

   Our Board of Directors is fully supportive of our proposal and has unanimously authorized and approved it and no other Cendant approval is required for this transaction. Consistent with our Board of Directors' action, we and our advisors stand ready to meet with you and your advisors at your earliest convenience. We want to stress that we are flexible as to all aspects of our proposal and are anxious to proceed to discuss and negotiate it with you as soon as possible.

   Should you find it helpful to do so in connection with reviewing and considering our proposal, you and your advisors should feel free to contact our outside advisors: Steven B. Wolitzer of Lehman Brothers and Jack Levy of Merrill Lynch & Co., our financial advisors, and David Fox of Skadden, Arps, Slate, Meagher & Flom LLP, our legal counsel.

   Personally and on behalf of our colleagues at Cendant, we look forward to hearing from you soon and working with you on our proposal.

                           Sincerely,
                           /s/ Henry R. Silverman          /s/Walter A. Forbes
                           Henry R. Silverman              Walter A. Forbes
                           President and                   Chairman
                            Chief Executive
                            Officer

cc: All Directors

   In the AIG Merger Agreement, the Company has agreed to the Fiduciary Sabbatical Provision which provides that the Company and its subsidiaries, officers, directors, employees, agents and representatives will not, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any Acquisition Proposal. The Fiduciary Sabbatical Provision also provides that the Company and its subsidiaries, officers, directors, employees, agents or representatives will not engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person regarding any Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal (including, without limitation, by means of an amendment to the Rights Agreement). However, the Fiduciary Sabbatical Provision does not prevent the Company or the Company Board from (i) complying with Rule 14e-2 of the Exchange Act (requiring the Company Board to disclose to the Company's shareholders its position or lack thereof regarding the Offer) or
(ii) at any time after 120 days from the date of the AIG Merger Agreement if the Proposed AIG Merger shall not have been approved by the requisite vote of the Company's shareholders by such date, (A) providing information in response to a request therefor by a person who has made an unsolicited bona fide written Acquisition Proposal if the Company Board receives from the requesting person an executed confidentiality agreement on substantially equivalent terms to that entered into between the Company and AIG; (B) engaging in any negotiations or discussions with any person who has made an unsolicited bona fide written Acquisition Proposal; or (C) recommending such Acquisition Proposal to the shareholders of the Company, if and only to the extent that, (i) in each such case referred to in clause (A), (B) or (C) above, the Company Board determines in good faith after consultation with outside legal counsel that such action is necessary in order for the Company's directors to comply with their respective fiduciary duties under applicable law and (ii) in each case referred to in clause (B) or (C) above, the Company Board determines in good faith (after consultation with its financial advisor) that such Acquisition Proposal, if accepted, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the person making the proposal, and would, if consummated, result in a more favorable transaction than the Proposed AIG Merger, taking into account the long-term prospects and interests of the Company (any such more favorable Acquisition Proposal, a "Superior Proposal").

   Pursuant to the AIG Merger Agreement, the Company has also agreed to take all actions necessary to convene the respective meetings of the holders of Common Shares and Preferred Shares (collectively, the "Shareholders Meetings") as promptly as practicable (but in no case more than 45 days) after AIG's Registration Statement on Form S-4 (registering shares of AIG Common Stock and AIG preferred stock to be issued in the Proposed AIG Merger) is declared effective by the SEC, in order that such shareholders may consider and vote upon the approval of the Proposed AIG Merger. In addition, the AIG Merger Agreement provides that, subject to fiduciary obligations under applicable law, the Company Board will recommend approval of the Proposed AIG Merger, will not withdraw or modify such recommendation and will take all lawful action to solicit such approval. However, in the event that the Company Board withdraws or modifies its recommendation, the AIG Merger Agreement requires that the Company nonetheless must still cause the Shareholders Meetings to be convened and a vote taken with respect to the Proposed AIG Merger and the Company Board will communicate to the Company's shareholders its basis for withdrawing or modifying its recommendation in accordance with the Florida Corporation Act.

   The AIG Merger Agreement may only be terminated in connection with an Acquisition Proposal by the Company (i) at any time after 180 days from the date of the AIG Merger Agreement, if the Common Shareholder Approval shall not have been obtained at the meeting duly convened therefor or any adjournment or postponement thereof, and prior to or at the time of such meeting, any person shall have made or publicly announced an intention to make an Acquisition Proposal, or (ii) (A) if the Company has not materially breached the AIG Merger Agreement, (B) the Common Shareholder Approval and the Preferred Shareholder Approval (collectively, the "Company Shareholder Approval") shall not have been obtained, (C) the Company Board authorizes the Company to enter into a binding agreement concerning a transaction that constitutes a Superior Proposal and the Company notifies AIG that it intends to enter into such an agreement, attaching the most current version of such agreement to such notice, and (D) AIG does not make, prior to the later of
(x) five business days after receipt of the Company's notification of its intention to enter into a binding agreement for a Superior Proposal or (y) at least 180 days from the date of the AIG Merger Agreement, an offer that the Company Board determines, in good faith after consultation with its financial advisors, is at least as favorable as the Superior Proposal, taking into account the long-term prospects and interests of the Company and its shareholders. In addition, the Merger Agreement may be terminated by AIG, among other circumstances, (i) if the Common Shareholder Approval shall not have been obtained at a meeting duly convened therefor at any adjournment or postponement thereof, or (ii) if the Company enters into a binding agreement with respect to a Superior Proposal or the Company Board withdraws or adversely modifies its approval or recommendation of the Proposed AIG Merger, or after the mailing of the proxy statement/prospectus regarding the Proposed AIG Merger, the Company Board fails to reconfirm its recommendation of the AIG Merger Agreement within 10 business days after a reasonable written request by AIG to do so. In the event the AIG Merger Agreement is terminated pursuant to the provisions described in either of the two immediately preceding sentences and (in the case of AIG's termination of the AIG Merger Agreement pursuant to the provisions described in clause (i) above) prior to, or at the time of the meeting referred to therein, any person shall have made an Acquisition Proposal to the Company or any of its subsidiaries or any of its stockholders or shall have publicly announced an intention to make an Acquisition Proposal, then the Company is obligated to pay to AIG (within certain time periods) the AIG Termination Fee.

   In addition, the AIG Merger Agreement provides that, in the event that either the Company or AIG terminates the AIG Merger Agreement as a result of the failure to obtain the Common Shareholder Approval at a meeting duly convened therefor or at any adjournment or postponement thereof and prior to or at the time of such meeting no person shall have made or publicly announced an intention to make an Acquisition Proposal, the Company will promptly reimburse AIG for its aggregate expenses in connection with the Proposed AIG Merger up to $5 million, and if within 18 months after such termination, the Company enters into an agreement concerning a transaction that constitutes an Acquisition Proposal, the Company will pay AIG the AIG Termination Fee.

   The foregoing description of the AIG Merger Agreement is qualified in its entirety by reference to the full text of the AIG Merger Agreement, a copy of which has been included by the Company as an exhibit to the Company January 13 Form 8-K and may be obtained in the manner described in Section 8 (except that copies may not be available at regional offices of the SEC).

12. PURPOSE OF THE OFFER AND THE MERGER; PLANS FOR THE COMPANY; CERTAIN CONSIDERATIONS.

   General. The purpose of the Offer and the Proposed Merger is to enable Parent to acquire control of, and ultimately the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of a majority of the outstanding Common Shares. The purpose of the Proposed Merger is to acquire all Shares not beneficially owned by the Purchaser following consummation of the Offer.

   Pursuant to the Proposed Merger, each then outstanding Common Share (other than Common Shares owned by Parent or any of its wholly owned subsidiaries, Common Shares held in the treasury of the Company, and if shareholder appraisal rights are available with respect to Common Shares, Common Shares held by shareholders who perfect appraisal rights under the Florida Corporation Act) would be converted into that number of shares of Parent Common Stock having a value equal to the Offer Price (as determined as of the time of the Proposed Merger). In addition, each then outstanding Preferred Share would be converted into one share of a new series of convertible preferred stock of Parent having substantially similar terms, except that such shares would be convertible into shares of Parent Common Stock in accordance with the terms of the Preferred Shares.

   Except in the case of a "short-form" merger as described below, under the Florida Corporation Act, the approval of the Company Board and the affirmative vote of the holders of a majority of the outstanding Common Shares (including any Common Shares owned by Purchaser) and the outstanding Preferred Shares (including any Preferred Shares owned by Purchaser), each voting separately as a class, would be required to approve the Proposed Merger. If Purchaser acquires through the Offer at least a majority of the outstanding Common Shares (which would be the case if the Minimum Tender Condition and the Lockup Termination Condition were satisfied and Purchaser were to accept for payment Common Shares tendered pursuant to the Offer) and the Affiliated Transaction Condition, the Control Share Condition, the Supermajority Vote Condition and the Insurance Regulatory Approval Condition were each satisfied, Purchaser would have sufficient voting power to ensure approval of the Proposed Merger by holders of the Common Shares. In its proposal letter to the Company, Parent indicated that its strong preference would be to enter into a merger agreement with the Company containing substantially the same terms and conditions as the AIG Merger Agreement but at the significantly higher value reflected in the Offer Price. Accordingly, if the approval of the Proposed Merger by holders of Preferred Shares is not obtained or Parent reasonably determines that such approval is not likely to be obtained, in such circumstance Parent would expect that the Proposed Parent Merger Agreement would provide for the change in structure provided for in the AIG Merger Agreement such that a subsidiary of Parent would merge with and into the Company with the Company continuing as the surviving corporation. Upon consummation of such revised Proposed Merger, the Preferred Shares would remain outstanding pursuant to their existing terms (except that they would be convertible into Parent common stock). As would be the case under the AIG Merger Agreement, the revised Proposed Merger would not require any approval of holders of Preferred Shares and would cause holders of Common Shares to pay Federal income tax on all consideration, whether cash or Parent Common Stock, that they receive in the revised Proposed Merger to the extent of any gain they may have on their Common Shares.

   The Florida Corporation Act also provides that if a parent corporation owns at least 80% of the outstanding shares of each class of stock of a subsidiary, the parent company can effect a "short-form" merger with that subsidiary without a shareholder vote. Accordingly, if, Purchaser were to acquire at least 80% of the outstanding Common Shares and Preferred Shares, respectively, and if the Affiliated Transaction Condition, the Control Share Condition and the Supermajority Vote Condition were each satisfied, then Purchaser could, and intends to, effect the Proposed Merger without any action by any other shareholder of the Company.

   Although Parent has sought to enter into negotiations with the Company with respect to the Proposed Merger and continues to pursue such negotiations, there can be no assurance, particularly in light of the Fiduciary Sabbatical Provision, that such negotiations will occur, or, if such negotiations occur, as to the outcome thereof. Purchaser reserves the right to amend the Offer (including amending the number of Common Shares to be purchased, the purchase price and the Proposed Merger consideration) in connection with entering into the Proposed Merger Agreement or otherwise or to negotiate a merger agreement with the Company not involving a tender offer pursuant to which Purchaser would terminate the Offer and the Common Shares would, upon consummation of such merger, be converted into cash, Parent Common Stock and/or other securities in such amounts as are negotiated by Parent and the Company.

   In connection with the Offer and during its pendency, or in the event the Offer is terminated or not consummated, or after the expiration of the Offer and pending consummation of the Proposed Merger, in accordance with applicable law and subject to the terms of any merger agreement that it may enter into with the Company, Parent may explore any and all options which may be available to it. In this regard, Parent intends to solicit proxies against the adoption of the Proposed AIG Merger at any meeting of holders of Common Shares and/or Preferred Shares called for such purpose and intends to promptly file preliminary proxy materials with the SEC concerning such solicitation. Parent may also determine, whether or not the Offer is then pending, to conduct a proxy contest in connection with the Company's 1998 annual meeting of shareholders seeking to remove the current members of the Company Board and elect a new slate of directors designated by Parent. In addition, Parent may seek to acquire Preferred Shares through a tender offer or exchange offer and upon such terms and at such prices as it may determine, and after expiration or termination of the Offer, Parent may seek to acquire Preferred Shares and additional Common Shares, through open market purchases, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon such terms and at such prices as it may determine, which may be higher or lower than the Offer Price and could be for cash or other consideration.

   THE OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR ANY ANNUAL OR OTHER MEETING OF THE COMPANY'S SHAREHOLDERS. ANY SUCH SOLICITATION WHICH PARENT OR PURCHASER MIGHT MAKE WOULD BE MADE ONLY PURSUANT TO SEPARATE PROXY MATERIALS IN COMPLIANCE WITH THE REQUIREMENTS OF SECTION 14(A) OF THE EXCHANGE ACT. IN ADDITION, THE OFFER DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF PARENT. SUCH AN OFFER MAY BE MADE ONLY PURSUANT TO A PROSPECTUS PURSUANT TO THE SECURITIES ACT OF 1933, AS AMENDED.

   Whether or not the Offer is consummated, Purchaser reserves the right, subject to applicable legal restrictions, to sell or otherwise dispose of any or all Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices as it shall determine, which may be higher or lower than the Offer Price and could be for cash or other consideration.

   Plans for the Company. In connection with the Offer, Parent and Purchaser have reviewed, and will continue to review, on the basis of publicly available information, various possible business strategies that they might consider in the event that the Parent acquires control of the Company, whether pursuant to the Proposed Merger or otherwise. In addition, if and to the extent that Parent acquires control of the Company or otherwise obtains access to the books and records of the Company, Parent and Purchaser intend to conduct a detailed review of the Company and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and, subject to applicable state insurance regulatory rules and regulations, to consider and determine what, if any, changes would be desirable in light of the circumstances which then exist. However, except as indicated in this Offer to Purchase, neither Parent nor Purchaser has any present plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, a sale or transfer of a material amount of assets of the Company or any of its subsidiaries or any material change in the Company's capitalization or dividend policy or any other material changes in the Company's corporate structure or business, or the composition of the Company Board or management.

   Dissenters' Rights and Other Matters. Pursuant to Section 607.1302 of the Florida Corporation Act, holders of Common Shares do not have dissenters' rights as a result of the Offer. In addition, unless the Shares are no longer registered on the NYSE at the time the Proposed Merger is consummated, holders of Shares will not be entitled to dissenters' rights in connection with the Proposed Merger. If, however, the Shares are no longer registered on the NYSE at the time the Proposed Merger is consummated, holders of the Common Shares and, to the extent that the Proposed Merger requires the approval of the holders of Preferred Shares, holders of Preferred Shares at the effective time of the Proposed Merger will have certain rights pursuant to the provisions of Section 607.1320 of the Florida Corporation Act to dissent and demand appraisal of their Shares. Under Section 607.1320 of the Florida Corporation Act, shareholders who have dissenters' rights, if any, and who comply with the applicable statutory procedures (and who have not otherwise agreed with the Company as to the value of their shares) will be entitled to receive a judicial determination of the fair value of their Shares and to receive payment of such fair value in cash, together, in the discretion of the court, with a fair rate of interest, as determined by the court. Any such judicial determination of the fair value of Common Shares could be based upon factors other than, or in addition to, the value of the consideration to be paid per share in the Proposed Merger or the market value of the Shares. The value so determined could be more or less than the value of the consideration to be paid per Common Share in the Proposed Merger.

   The foregoing summary of Sections 607.1302 and 607.1320 of the Florida Corporation Act does not purport to be complete and is qualified in its entirety by reference to such statutory sections.

   The Proposed Merger would have to comply with any applicable Federal law operative at the time of its consummation. The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions and which may under certain circumstances be applicable to the Proposed Merger. However, Rule 13e-3 would be inapplicable if (i) the Shares are deregistered under the Exchange Act prior to the Proposed Merger or (ii) the Proposed Merger is consummated within one year after the purchase of the Common Shares pursuant to the Offer and the amount paid per Common Share in the Proposed Merger is at least equal to the amount paid per Common Share in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the proposed transaction and the consideration offered to minority shareholders in such transaction be filed with the SEC and disclosed to shareholders prior to consummation of the transaction.

   The Company Articles and the Company By-Laws. The Company Articles and the Company By-Laws contain several provisions that may delay a change in control of the Company following the purchase of Common Shares by Purchaser pursuant to the Offer, including, among others, (i) a provision that the Company Board shall be classified, with each class elected for a term of three years and one class elected each year at the Company's annual meeting of shareholders,
(ii) a provision requiring advance notice to the Company of any shareholder nominations for directors at an annual meeting of shareholders, (iii) a provision that directors may only be removed for cause, and only by the affirmative vote of holders of 75% or more of the voting shares, and (iv) a provision that special meetings of shareholders may be called only by the Chief Executive Officer of the Company, the Company Board, the Executive Committee of the Company Board or holders of at least 75% of the Common Shares.

   Pursuant to Section 2 of Article V of the Company Articles, the Company Board is divided into three classes, each of which consists of five members, with each class elected for a term of three years and one class elected at the Company's annual meeting of shareholders each year. The number of the Company's directors is currently limited to between 12 and 18 pursuant to
Section 1 of Article V of the Company Articles, and there are currently 15 directors. Pursuant to Section 3 of Article V of the Company Articles, members of the Company Board may be removed only for cause, and only by the affirmative vote of the holders of 75% or more of the outstanding voting shares.

   Paragraph A of Article VIII of the Company Articles provides that in addition to any affirmative vote required by law, the affirmative vote of the holders of at least 85% of the outstanding voting shares, including the affirmative vote of least 50% of the voting shares held by shareholders other than any 30% Shareholder, shall be required to effectuate certain business combination transactions, including, among others, a merger, sale of assets, sale of shares and reclassification of securities involving the corporation with any 30% Shareholder. However, this supermajority vote requirement does not apply in certain circumstances, including if the Company Board has, by at least a 75% vote of the directors then in office, (i) given prior approval to the 30% Shareholder's acquisition of 30% or more of the outstanding Common Shares or (ii) approved the business combination prior to the 30% Shareholder having attained its 30% holding.

   Amendment of the foregoing provisions of the Company Articles requires the affirmative vote of the holders of at least 85% of the Company's outstanding voting shares, including the affirmative vote of at least 50% of the voting shares other than any 30% Shareholders, unless such amendment is recommended to shareholders by at least a majority of the entire Company Board and by at least two-thirds of the continuing directors (as defined in the Company Articles). Amendment of the foregoing provisions of the Company By-Laws requires a majority vote of the full Company Board or a majority vote of all shareholders entitled to vote at any meeting of the shareholders of record.

   If, following consummation of the Offer, the members of the Company Board in office at such time were to refuse to approve the Proposed Merger (or any other transaction or corporate action proposed by Purchaser that required approval of the Company Board), Purchaser, in order to consummate the Proposed Merger (or any such other transaction or corporate action), would first have to replace at least a majority of the Company Board with its own designees. As a result of the classified board provision contained in the Company Articles, at least two annual meetings of the Company's shareholders could be required to enable nominees of Purchaser to comprise a majority of the Company Board. If the current Company Board opposes the Offer or the Proposed Merger, Parent may determine, whether or not the Offer is then pending, to take action necessary to place a majority of its designees on the Company Board, including without limitation, seeking to amend the Company Articles and Company By-Laws to remove the provisions described above or to increase the number of seats available on the Company Board for its nominees and to solicit proxies from the shareholders of the Company for use at the Company's 1998 annual meeting shareholders for the purpose of electing new directors designated by Purchaser.

   THE OFFER DOES NOT CONSTITUTE A SOLICITATION OF SUCH PROXIES AT ANY MEETING OF THE COMPANY'S SHAREHOLDERS. ANY SUCH SOLICITATION WHICH PARENT OR PURCHASER MAY MAKE WILL BE MADE ONLY PURSUANT TO SEPARATE PROXY MATERIALS IN COMPLIANCE WITH THE REQUIREMENTS OF SECTION 14(A) OF THE EXCHANGE ACT.

   The foregoing description of the Company Articles and the Company By-Laws is qualified in its entirety by reference to the full text of the Company Articles and the Company By-Laws, copies of which have been filed by the Company as exhibits to documents filed with the SEC and may be obtained in the manner described in Section 8 (except that copies may not be available at regional offices of the SEC).

   The Rights. The following is based upon the Company November 14 Form 8-K and the Company Form 8-A, filed with the SEC:

   On February 24, 1988, the Company Board declared a dividend distribution of one Right for each Common Share and executed the Rights Agreement. On November 14, 1990, the Company adopted certain amendments to the Rights Agreement. In addition, as a result of the Stock Split, the aggregate number of Rights associated with the Common Shares then outstanding, or issued or delivered after the date of the Stock Split but prior to the Distribution Date, was adjusted so that one-half of one Right is associated with each Common Share. Under the Rights Agreement, each Right entitles the holder to purchase one share of the Series A Preferred Stock at an exercise price of $31.00, subject to adjustment.

   Under the Rights Agreement, until the close of business on the Distribution Date (which is defined as the earlier of (i) 10 days following a public announcement that an Acquiring Person has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Shares and (ii) 10 business days following the commencement of a tender offer or exchange offer which would result in a person or group beneficially owning 15% or more of the outstanding Common Shares), the Rights will be evidenced by the Common Share Certificates and will be transferred with and only with Common Share Certificates. As soon as practicable after the Distribution Date, the Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and thereafter the separate Rights Certificates alone will evidence the Rights.

   The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on March 10, 1998 unless earlier redeemed by the Company as described below. Pursuant to the terms of the AIG Merger Agreement, the Company has agreed that, upon the request of AIG, it will take all actions necessary to extend the term of the Rights Agreement or to enter into a new Rights Agreement.

   In the event that the Company is acquired in a merger or consolidation in which the Company is not the surviving corporation (or is the surviving corporation but the Common Shares are changed or exchanged) or 50% or more of the Company's consolidated assets or earning power is sold or transferred, each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a value equal to two times the exercise price of the Right.

   In the event that an Acquiring Person becomes the beneficial owner of 15% or more of the outstanding Shares, each holder of a Right will thereafter have the right to receive, upon exercise, Common Shares (or, in certain circumstances, cash, property or other securities of the Company), having a value equal to two times the exercise price of the Right.

   At any time until 10 days following the Distribution Date, the Company may redeem the Rights in whole, but not in part, at the Redemption Price. The redemption period may be extended by the Company at any time prior to the expiration of such period. After the redemption period has expired, the Company's right of redemption may be reinstated if an Acquiring Person reduces its beneficial ownership to 10% or less of the outstanding Common Shares in one or more transactions not involving the Company and there are no other persons who are Acquiring Persons. Immediately upon the action of the Company Board ordering redemption of the Rights, the Rights will terminate, and the only right to which the holders of Rights will be entitled will be the right to receive the Redemption Price.

   Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including without limitation, the right to vote or to receive dividends.

   Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Company Board prior to the Distribution Date. On and after the Distribution Date, the provisions of the Rights Agreement may be amended by a majority of the disinterested directors, with the concurrence of a majority of the Continuing Directors (as defined below) voting separately, in order to cure any ambiguity, to make changes in any manner which the disinterested directors and Continuing Directors may deem necessary or desirable and which does not adversely affect the interests of the holders of the Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement. In addition, no amendment to adjust the time period governing redemption of the Rights shall be made at any time the Rights are not redeemable.

   Pursuant to the AIG Merger Agreement, the Company has amended the Rights Agreement to render the Rights Agreement inapplicable to the Proposed AIG Merger and the other transactions contemplated by the AIG Merger Agreement, the AIG Lockup Option Agreement and the AIG Voting Agreement and to ensure, among other things, that AIG is not deemed to be an Acquiring Person and that a Distribution Date does not occur by reason of such agreements or transactions. However, pursuant to the AIG Merger Agreement the Company has also agreed that it may not facilitate any effort or attempt to make or implement an Acquisition Proposal, which would include the Offer, including by means of an amendment to the Rights Agreement.

   Based on publicly available information, Purchaser believes that, as of the date of this Offer to Purchase, the Rights were not exercisable, Rights Certificates had not been issued and the Rights were evidenced by the Common Share Certificates. Purchaser believes that, as a result of Purchaser's public announcement of the Offer, the Distribution Date will be no later than February 10, 1998, unless prior to such date the Company Board redeems the Rights or amends the Rights Agreement to delay the Distribution Date.

   Purchaser believes that, under applicable law and under the circumstances of the Offer, including the Company Board's approval of the AIG Merger Agreement and the transactions contemplated thereby, the Company Board is obligated by its fiduciary responsibilities not to redeem the Rights or render the Rights Agreement inapplicable to any business combination transaction by AIG without, at the same time, taking the same action as to Purchaser, the Offer and the Proposed Merger, and that the Company Board's failure to do so would be a violation of law. In the Florida Litigation, Purchaser is seeking, among other things, to enjoin the Company Board from treating AIG and Purchaser differently under the Rights Agreement. See
Section 15.

   The foregoing summary of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Company November 14 Form 8-K, the Company Form 8-A and the full text of the Rights Agreement as an exhibit thereto filed with the SEC, and subsequent amendments to the Rights Agreement as filed with the SEC. Copies of these documents may be obtained in the manner set forth above.

   If the Rights Condition is not satisfied and Purchaser elects, in its sole discretion, to waive such condition and consummate the Offer, and if there are outstanding Rights which have not been acquired by Purchaser, Purchaser will evaluate its alternatives. Such alternatives could include purchasing additional Rights in the open market, in privately negotiated transactions, in another tender or exchange offer or otherwise. Any such additional purchase of Rights could be for cash or other consideration. Under such circumstances, the Proposed Merger might be delayed or abandoned as impracticable. The form and amount of consideration to be received by the holders of Common Shares in the Proposed Merger, if consummated, might be subject to adjustment to compensate Purchaser for, among other things, the costs of acquiring Rights and a portion of the potential dilution cost of Rights not owned by Purchaser and its affiliates at the time of Proposed Merger. In such event, the value of the consideration to be exchanged for Common Shares in Proposed Merger could be substantially less than the consideration paid in the Offer. In addition, Purchaser may elect under such circumstances not to consummate the Proposed Merger.

   Unless the Rights are redeemed, shareholders will be required to tender one-half of one Right for each Common Share tendered in order to effect a valid tender of such Common Shares in accordance with the procedures set forth in Section 3. If separate certificates for the Rights are not issued, a tender of Common Shares will also constitute a tender of the associated Rights. See Sections 1 and 3.

   Consummation of the Offer is conditioned upon the Rights having been redeemed by the Company Board or Purchaser being satisfied, in its sole discretion, that the Rights are invalid or otherwise inapplicable to the Offer and to the Proposed Merger.

13. DIVIDENDS AND DISTRIBUTIONS.

   If, on or after the date of this Offer to Purchase, the Company should (i) split, combine or otherwise change the Common Shares or its capitalization,
(ii) issue or sell any additional securities of the Company or otherwise cause an increase in the number of outstanding securities of the Company or
(iii) acquire currently outstanding Common Shares or otherwise cause a reduction in the number of outstanding Common Shares, then, without prejudice to Purchaser's rights under Sections 1 and 14, Purchaser, in its sole discretion, may make such adjustments as it deems appropriate in the purchase price and other terms of the Offer, including, without limitation, the amount and type of securities offered to be purchased.

   If, on or after the date of this Offer to Purchase, the Company should declare or pay any dividend on the Common Shares, other than regular quarterly dividends, or make any distribution (including, without limitation, the issuance of additional Common Shares pursuant to a stock dividend or stock split, the issuance of other securities or the issuance of rights for the purchase of any securities) with respect to the Common Shares that is payable or distributable to shareholders of record on a date prior to the transfer to the name of Purchaser or its nominee or transferee on the Company's stock transfer records of the Common Shares purchased pursuant to the Offer, then, without prejudice to Purchaser's rights under Sections 1 and 14, (i) the purchase price per Common Share payable by Purchaser pursuant to the Offer will be reduced by the amount of any such cash dividend or cash distribution and (ii) any such non-cash dividend, distribution or right to be received by the tendering shareholders will be received and held by such tendering shareholders for the account of Purchaser and will be required to be promptly remitted and transferred by each such tendering shareholder to the Depositary for the account of Purchaser, accompanied by appropriate documentation of transfer. Pending such remittance and subject to applicable law, Purchaser will be entitled to all rights and privileges as owner of any such non-cash dividend, distribution or right and may withhold the entire purchase price or deduct from the purchase price the amount of value thereof, as determined by Purchaser in its sole discretion.

14. CONDITIONS OF THE OFFER.

   Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Purchaser's rights to extend and amend the Offer at any time in its sole discretion, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Common Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Common Shares, and may terminate the Offer as to any Common Shares not then paid for, if, in the sole judgment of Purchaser
(1) at or prior to the expiration of the Offer any one or more of the Minimum Condition, the Affiliated Transaction Condition, the Control Share Condition, the Supermajority Vote Condition, the Rights Condition, the Lockup Termination Condition or the Insurance Regulatory Approval Condition has not been satisfied, (2) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), applicable to the purchase of Common Shares pursuant to the Offer shall not have expired or been terminated, or (3) at any time on or after January 27, 1998 and prior to the acceptance for payment of Shares, any of the following events shall occur:

     (a) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim before any court, governmental regulatory or administrative agency or commission, authority or tribunal, domestic, foreign or supranational, by any government, governmental authority or other regulatory or administrative agency or commission, domestic, foreign or supranational, or by any other person, domestic or foreign (whether brought by the Company, an affiliate of the Company or any other person), which (i) challenges or seeks to challenge the acquisition by Parent or Purchaser or any affiliate of either of them of the Common Shares, restrains, delays or prohibits or seeks to restrain, delay or prohibit the making of the Offer or the Proposed Merger, consummation of the transactions contemplated by the Offer or any other subsequent business combination, restrains or prohibits or seeks to restrain or prohibit the performance of any of the contracts or other arrangements entered into by Purchaser or any of its affiliates in connection with the acquisition of the Company or obtains or seeks to obtain any material damages or otherwise directly or indirectly relating to the transactions contemplated by the Offer, the Proposed Merger or any other subsequent business combination, (ii) prohibits or limits or seeks to prohibit or limit Parent's or Purchaser's ownership or operation of all or any portion of their or the Company's business or assets (including without limitation the business or assets of their respective affiliates and subsidiaries (which term as used in this Offer to Purchase shall include, without limitation, the insurance exchange managed by the Company)) or to compel or seeks to compel Parent or Purchaser to dispose of or hold separate all or any portion of their own or the Company's business or assets (including without limitation the business or assets of their respective affiliates and subsidiaries) or imposes or seeks to impose any limitation on the ability of Parent, Purchaser or any affiliate of either of them to conduct its own business or own such assets as a result of the transactions contemplated by the Offer, Proposed Merger or any other subsequent business combination, (iii) makes or seeks to make the acceptance for payment, purchase of, or payment for, some or all of the Common Shares pursuant to the Offer or the Proposed Merger illegal or results in a delay in, or restricts, the ability of Parent or Purchaser, or renders Parent or Purchaser unable, to accept for payment, purchase or pay for some or all of the Common Shares or to consummate the Proposed Merger, (iv) imposes or seeks to impose limitations on the ability of Parent or Purchaser or any affiliate of either of them effectively to acquire or hold or to exercise full rights of ownership of the Common Shares, including, without limitation, the right to vote the Common Shares purchased by them on an equal basis with all other Common Shares on all matters properly presented to the shareholders of the Company, (v) in the sole judgment of Parent or Purchaser, might adversely affect the Company or any of its subsidiaries or affiliates or Parent, Purchaser, or any of their respective affiliates or subsidiaries, (vi) in the sole judgment of Parent or Purchaser, might result in a diminution in the value of the Common Shares or the benefits expected to be derived by Parent or Purchaser as a result of the transactions contemplated by the Offer, (vii) in the sole judgment of Parent or Purchaser, imposes or seeks to impose any material condition to the Offer unacceptable to Parent or Purchaser or
    (viii) otherwise directly or indirectly relates to the Offer, the Proposed Merger or any other business combination with the Company;

     (b) there shall be any action taken, or any statute, rule, regulation or order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed or become applicable to the Offer, the Proposed Merger or other subsequent business combination between Purchaser or any affiliate of Purchaser and the Company or any affiliate of the Company or any other action shall have been taken, proposed or threatened, by any government, governmental authority or other regulatory or administrative agency or commission or court, domestic, foreign or supranational, other than the routine application of the waiting period provisions of the HSR Act to the Offer, that, in the sole judgment of Parent or Purchaser, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (vii) of paragraph (a) above;

     (c) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, capitalization, shareholders' equity, condition (financial or otherwise), operations, licenses, franchises, permits, permit applications, results of operations or prospects of the Company or any of its subsidiaries or affiliates which, in the sole judgment of Parent or Purchaser, is or may be materially adverse to the Company or any of its subsidiaries or affiliates, or Parent or Purchaser shall have become aware of any fact which, in the sole judgment of Parent or Purchaser, has or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or the value of the Common Shares to Parent or Purchaser;

     (d) there shall have occurred (i) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (ii) any limitation (whether or not mandatory) by any governmental authority or agency on, or other event which, in the sole judgment of Parent or Purchaser, might affect the extension of credit by banks or other lending institutions, (iii) a commencement of a war, armed hostilities or other national or international crisis directly or indirectly involving the United States, (iv) any significant change in United States or any other currency exchange rates or any suspension of, or limitation on, the markets therefor (whether or not mandatory), (v) any significant adverse change in the market price of the Common Shares or in the securities or financial markets of the United States, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, in the sole judgment of Parent or Purchaser, a material acceleration or worsening thereof;

     (e) other than the redemption of the Rights at the Redemption Price, the Company or any subsidiary of the Company shall have, at any time after January 27, 1998 (i) issued, distributed, pledged, sold or authorized, proposed or announced the issuance of or sale, distribution or pledge to any person of (A) any shares of its capital stock (other than sales or issuances pursuant to options outstanding on January 27, 1998 in accordance with their terms as disclosed on such date or conversions of the Company Convertible Securities in accordance with their terms) of any class (including without limitation the Common Shares) or securities convertible into any such shares of capital stock, or any rights, warrants or options to acquire any such shares or convertible securities or any other securities of the Company, or (B) any other securities in respect of, in lieu of, or in substitution for, Common Shares outstanding on January 27, 1998, (ii) purchased, acquired or otherwise caused a reduction in the number of, or proposed or offered to purchase, acquire or otherwise reduce the number of, any outstanding Common Shares, or other securities,
    (iii) declared, paid or proposed to declare or pay any dividend or distribution on any Common Shares (other than the regular quarterly dividend on the Common Shares not in excess of the amount per share, and with record and payment dates, in accordance with recent practice) or on any Preferred Shares (other than the regular quarterly dividend on the Preferred Shares not in excess of the amount per share payable in accordance with the terms of the Preferred Shares) or on any other security or issued, authorized, recommended or proposed the issuance or payment of any other distribution in respect of the Common Shares or the Preferred Shares, whether payable in cash, securities or other property,
    (iv) altered or proposed to alter any material term of any outstanding security, (v) incurred any debt other than in the ordinary course of business and consistent with past practice or any debt containing burdensome covenants, (vi) issued, sold or authorized or announced or proposed the issuance of or sale to any person of any debt securities or any securities convertible into or exchangeable for debt securities or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities or incurred or announced its intention to incur any debt other than in the ordinary course of business and consistent with past practice, (vii) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of the Common Shares, the Preferred Shares or its capitalization, (viii) authorized, recommended, proposed or entered into or publicly announced its intent to enter into any merger, consolidation, liquidation, dissolution, business combination, acquisition or disposition of a material amount of assets or securities, any material change in its capitalization, any waiver, release or relinquishment of any material contract rights or comparable right of the Company or any of its subsidiaries or any agreement contemplating any of the foregoing or any comparable event not in the ordinary course of business, or taken any action to implement any such transaction previously authorized, recommended, proposed or publicly announced, (ix) transferred into escrow any amounts required to fund any existing benefit, employment or severance agreements with any of its employees or entered into any employment, severance or similar agreement, arrangement or plan with any of its employees other than in the ordinary course of business and consistent with past practice or entered into or amended any agreements, arrangements or plans so as to provide for increased benefits to the employees as a result of or in connection with the transactions contemplated by the Offer or any other change in control of the Company, (x) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended) of the Company or any of its subsidiaries, or Parent or Purchaser shall have become aware of any such action which was not previously disclosed in publicly available filings,
    (xi) amended or proposed or authorized any amendment to the Company Articles or the Company By-Laws or similar organizational documents, (xii) authorized, recommended, proposed or entered into any other transaction that in the sole judgment of Parent or Purchaser could, individually or in the aggregate, adversely affect the value of the Common Shares to Parent or Purchaser or (xiii) agreed in writing or otherwise to take any of the foregoing actions or Parent or Purchaser shall have learned about any such action which has not previously been publicly disclosed by the Company and also set forth in filings with the SEC;

     (f) the Company and Parent or Purchaser shall have reached an agreement or understanding that the Offer be terminated or amended or Parent or Purchaser (or one of their respective affiliates) shall have entered into a definitive agreement or an agreement in principle to acquire the Company by merger or similar business combination, or purchase of Shares or assets of the Company;

     (g) Parent or Purchaser shall become aware (i) that any material contractual right of the Company or any of its subsidiaries or affiliates shall be impaired or otherwise adversely affected or that any material amount of indebtedness of the Company or any of its subsidiaries shall become accelerated or otherwise become due prior to its stated due date, in either case with or without notice or the lapse of time or both, as a result of the transactions contemplated by the Offer or the Proposed Merger, or (ii) of any covenant, term or condition in any of the Company's or any of its subsidiaries' instruments or agreements that are or may be materially adverse to the value of the Common Shares in the hands of Purchaser or any other affiliate of Parent (including, but not limited to, any event of default that may ensue as a result of the consummation of the Offer, consummation of the Proposed Merger or any other business combination or the acquisition of control of the Company); or

     (h) Parent or Purchaser shall not have obtained any waiver, consent, extension, approval, action or non-action from any governmental authority or agency which in its judgment is necessary to consummate the Offer;

     which, in the sole judgment of Parent or Purchaser in any such case, and regardless of the circumstances (including any action or inaction by Parent or Purchaser or any of their affiliates), giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payment. Parent and Purchaser have the right to rely on any condition set forth in the immediately preceding sentence being satisfied in determining whether to consummate the Offer; however, if Parent or Purchaser asserts the failure of any such condition without relying on the exercise of its reasonable judgment or some other objective criteria, Parent and Purchaser shall promptly disclose such assertion and the Expiration Date will be (and, if necessary, will be extended to be) at least five business days after the date of such disclosure.

   The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted by Parent or Purchaser in their sole discretion regardless of the circumstances (including any action or omission by Parent or Purchaser) giving rise to any such conditions or may be waived by Parent or Purchaser in their sole discretion in whole or in part at any time and from time to time. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Parent or Purchaser concerning any condition or event described in this Section 14 shall be final and binding upon all parties.

15. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS; CERTAIN LITIGATION.

   General. Except as otherwise disclosed herein, based on a review of publicly available information by the Company with the SEC, neither Purchaser nor Parent is aware of (i) any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of Common Shares and the indirect acquisition of the capital stock of the Company's insurance subsidiaries by Parent or Purchaser pursuant to the Offer or the Proposed Merger, or (ii) any approval or other action by any governmental, administrative or regulatory agency or authority, domestic, foreign or supranational, that would be required for the acquisition or ownership of Common Shares, or the indirect acquisition of the capital stock of the Company's insurance subsidiaries by Parent or Purchaser as contemplated herein. Should any such approval or other action be required, Parent and Purchaser currently contemplate that such approval or action would be sought. While Purchaser does not currently intend to delay the acceptance for payment of Common Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or action, if needed, would be obtained or would be obtained without substantial conditions or that adverse consequences might not result to the business of the Company, Purchaser or Parent or that certain parts of the businesses of the Company, Purchaser or Parent might not have to be disposed of in the event that such approvals were not obtained or any other actions were not taken. Purchaser's obligation under the Offer to accept for payment and pay for Common Shares is subject to certain conditions. See Section 14.

   State Insurance Approvals. The acquisition of Common Shares pursuant to the Offer will require filings with, and approvals of, the Insurance Commissions under the Insurance Codes of Arizona, Florida, Georgia, New York, South Carolina, Texas and Puerto Rico, which are the United States jurisdictions in which the insurance companies owned or otherwise controlled by the Company are domiciled. The Insurance Codes each contain similar provisions (subject to certain variations noted below) applicable to the acquisition of control of a domestic insurer, including a presumption of control that arises from the ownership of 10% or more of the voting securities of a domestic insurer or of any person that controls a domestic insurer (under Florida law, 5% or more of the outstanding voting securities unless the acquiror acquires less than 10% of the outstanding voting securities and affirmatively disclaims control).

   Generally, a person seeking to acquire voting securities, such as the Common Shares, in an amount that would result in such person controlling, directly or indirectly, a domestic insurer must, together with any person ultimately controlling such person, file a Form A with the relevant Insurance Commission and send a copy of such Form A to the domestic insurer. Parent and Purchaser made Form A filings with the relevant Insurance Commissions and sent copies thereof to the relevant domestic insurers on the date of this Offer to Purchase.

   In certain jurisdictions, the Form A filings trigger public hearing requirements and/or statutory periods within which decisions must be rendered approving or disapproving the acquisition of control. In other states, public hearings are discretionary and/or there are no periods within which such decisions must be rendered. The periods within which hearings must be commenced or decisions rendered may not begin until the relevant Insurance Commission has deemed the Form A filing complete, and the Insurance Commission has discretion to request that Parent and Purchaser furnish additional information before it deems the Form A filing complete. The Arizona Insurance Code provides that a public hearing must be commenced within thirty days after the Form A is filed and the Arizona Insurance Commission must make its determination within thirty days after the conclusion of such hearing. The Georgia, New York, South Carolina and Texas Insurance Codes require a public hearing if the Insurance Commissioner intends to disapprove the acquisition because the Form A does not demonstrate compliance with the statutory standards for approval. The Georgia and South Carolina Insurance Commissions, however, have generally been conducting public hearings on all Form A filings. The Florida Insurance Code provides that the acquisition shall be deemed approved unless the Insurance Commission disapproves the acquisition within ninety days after the Form A has been filed. The Florida Insurance Commission may on its own initiative, or if requested to do so by a substantially affected party shall, conduct a hearing to consider whether the acquisition should be approved. The ninety day time period shall be tolled during the pendency of the proceeding. If a request for a proceeding is filed, the proceeding shall be conducted within sixty days after the date the written request for a proceeding is received by the Florida Insurance Commission. A recommended order shall be issued within twenty days of the date of the close of the proceedings. A final order shall be issued within twenty days of the date of the recommended order or, if exceptions to the recommended order are filed, within twenty days of the date the exceptions are filed. Although the New York Insurance Code does not require a public hearing prior to the approval of an acquisition of control of a domestic insurer, the Insurance Commission must give the applicant notice and an opportunity to be heard in the event it intends to disapprove the acquisition of control. The Puerto Rico Insurance Code provides that the Insurance Commission must make its determination within thirty days from the date on which the Form A is received, unless during that period the Insurance Department requests additional information, in which case the Commission shall make its determination thirty days after receiving such information. Although the Puerto Rico Insurance Code does not require a public hearing prior to the approval of an acquisition of control of a domestic insurer, the Insurance Commission has generally been conducting public hearings on all Form A filings.

   The Insurance Codes generally require the relevant Insurance Commissions to approve the application for the acquisition of control unless the Insurance Commission determines (in certain states, after a public hearing) that such application should be disapproved on one or more prescribed regulatory grounds. The Insurance Codes contain provisions providing generally for judicial review of an Insurance Commission order.

   International Insurance Regulatory Approvals. The Company's non-United States insurance subsidiaries are organized under the laws of the United Kingdom, Turks & Caicos, Mexico, Argentina, the Dominican Republic and the Cayman Islands, which laws generally require notice to and/or prior approval from the insurance regulatory authority prior to the acquisition of control. Parent and the Purchaser intend to give promptly the required notices to and/or seek the required approvals from such foreign insurance regulatory authorities.

   Antitrust. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and to the FTC and certain waiting period requirements have been satisfied. Parent expects to file such information on the date hereof. Under the provisions of the HSR Act applicable to the Offer, the purchase of Common Shares pursuant to the Offer may not be consummated until the expiration of a 15-calendar day waiting period following the filing by Parent, unless the Antitrust Division and the FTC terminate the waiting period prior thereto. If, within such 15-day period, either the Antitrust Division or the FTC requests additional information or material from Parent concerning such Offer, the waiting period will be extended and would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by Parent with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Parent. Purchaser will not accept for payment Common Shares tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied. See Section 14.

   The Proposed Merger would not require an additional filing under the HSR Act if Purchaser owns 50% or more of the outstanding Common Shares at the time of the Proposed Merger.

   The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser's acquisition of Common Shares pursuant to the Offer. At any time before or after Purchaser's acquisition of Common Shares, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Common Shares pursuant to the Offer or otherwise or seeking divestiture of Common Shares acquired by Purchaser or divestiture of substantial assets of Parent or its subsidiaries. Private parties and state attorneys general may also bring legal action under the antitrust laws under certain circumstances. Based upon an examination of publicly available information relating to the businesses in which Parent and the Company are engaged, Parent and Purchaser believe that the acquisition of Common Shares by Purchaser will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer or other acquisition of Common Shares by Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result. See
Section 14 for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

   State Takeover Statutes. Various states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, shareholders, executive offices or places of business in such states. In Edgar v. Mite Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS Corp. v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without prior approval of the remaining shareholders, provided that such laws were applicable only under certain conditions.

   Except as described in this Offer to Purchase, neither Purchaser nor Parent has currently complied with any state takeover statute or regulation. Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Proposed Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Proposed Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Proposed Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Proposed Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Common Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Proposed Merger. In such case, Purchaser may not be obliged to accept for payment or pay for any Common Shares tendered pursuant to the Offer.

   A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, shareholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. Purchaser does not know whether any of these laws will, by their terms, apply to the Offer and has not complied with any such laws. Should any person seek to apply any state takeover law, Purchaser will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws are applicable, and an appropriate court does not determine that such law is, or such laws are inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser might be unable to accept for payment any Common Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for payment any Common Shares tendered. See Section 14.

   The Affiliated Transaction Statute. Consummation of the Offer is conditioned upon Purchaser being satisfied, in its sole discretion, that the provisions of the Affiliated Transaction Statute are inapplicable to the acquisition of Common Shares pursuant to the Offer.

   The Affiliated Transaction Statute, in general, provides that any "Affiliated Transaction" (defined to include a variety of transactions, including a merger, as discussed below) between a Florida corporation (such as the Company) and an "Interested Shareholder" (defined generally as a beneficial owner of more than 10% of the outstanding voting shares of such corporation) requires, in addition to any other vote required by law or the corporation's articles of incorporation, approval by the holders of at least two-thirds of the voting shares of the corporation, excluding the shares beneficially owned by the Interested Shareholder, unless (a) the Affiliated Transaction has been approved by a majority of the "Disinterested Directors" (as defined below), (b) the Interested Shareholder is the beneficial owner of at least 90% of the outstanding voting shares of the corporation (exclusive of shares acquired directly from the corporation in a transaction not approved by a majority of the Disinterested Directors) or (c) in the Affiliated Transaction, the per share consideration to be received by the holders of voting shares of the corporation is generally at least equal to the highest of (i) the highest per share price paid by the Interested Shareholder for the corporation's shares during the two-year period immediately preceding the announcement date of the Affiliated Transaction or in the transaction in which the Interested Shareholder become an Interested Shareholder, (ii) the higher of the fair market value of the corporation's shares on such announcement date or such determination date or (iii) a price based upon a combination of the foregoing. Under the Affiliated Transaction Statute, the requirements described above do not apply in certain circumstances which Parent and Purchaser do not believe are applicable to the Company.

   As used in the Affiliate Transaction Statute, unless otherwise specified in the corporation's original articles of incorporation, a "Disinterested Director" means as to any particular Interested Shareholder (1) any member of the board of directors of the corporation who was a member of the board of directors before the later of January 1, 1987 or the date on which the Interested Shareholder became such and (2) any member of the board of directors of the corporation who was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the board of directors.

   The Affiliated Transaction Statute provides, except as described above, that the corporation may not merge or consolidate with an Interested Shareholder or any affiliate or associate thereof, and also may not engage in certain other transactions with an Interested Shareholder or any affiliate or associate thereof, including, without limitation, (a) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) of assets of the corporation or any subsidiary of the corporation (i) having an aggregate fair market value equal to 5% or more of the aggregate fair market value of (A) all the assets of the corporation determined on a consolidated basis or (B) all the outstanding shares of the corporation or (ii) representing 5% or more of the earning power or net income, determined on a consolidated basis, of the corporation;
(b) the issuance or transfer by the corporation or by any subsidiary of the corporation (in one transaction or a series of transactions) of any shares of the corporation or any subsidiary of the corporation which have an aggregate fair market value equal to 5% or more of the aggregate fair market value of all the outstanding shares of the corporation to the Interested Shareholder or any affiliate or associate of the Interested Shareholder, except pursuant to a transaction which effects a pro rata distribution to all shareholders of the corporation; (c) the adoption of any plan or proposal for the liquidation or dissolution of the corporation proposed by, or pursuant to any agreement, arrangement, or understanding (whether or not in writing) with, the Interested Shareholder or any affiliate or associate of the Interested Shareholder; (d) any reclassification of securities or recapitalization of the corporation, or any merger or consolidation of the corporation with any subsidiary of the corporation, or any other transaction (whether or not with or into or otherwise involving the Interested Shareholder), with the Interested Shareholder or any affiliate or associate of the Interested Shareholder, which has the effect, directly or indirectly (in one transaction or a series of which transactions during any 12-month period), of increasing by more than 5% of the percentage of the outstanding voting shares of the corporation or any subsidiary of the corporation beneficially owned by the Interested Shareholder; or (e) any receipt by the Interested Shareholder or any affiliate or associate of the Interested Shareholder of the benefit, directly or indirectly (except proportionately as a shareholder of such corporation), of any loans, advances, guaranties, pledges or other financial assistance or any tax credits or other tax advantages provided by or through the corporation.

   The foregoing summary of the Affiliated Transaction Statute does not purport to be complete and is qualified in its entirety by reference to the provisions of the Affiliated Transaction Statute.

   Parent and Purchaser are hereby requesting that the Company Board adopt a resolution approving the Proposed Merger for purposes of the Affiliated Transaction Statute. However, there can be no assurance that the Company Board will do so.

   In the Florida Litigation, Parent and Purchaser are requesting that the court enjoin the Proposed AIG Merger unless and until a majority of the Company's "disinterested directors" approve the Proposed Merger in accordance with Affiliated Transaction Statute.

   The Control Share Statue. Consummation of the Offer is conditioned on Purchaser being satisfied, in its sole discretion, that the provisions of the Control Share Statute continue to be inapplicable to the acquisition of Common Shares pursuant to the Offer.

   The Control Share Statute provides, in general, that shares of an "issuing public corporation," such as the Company, acquired in a "control share acquisition" will not have voting rights unless that issuing public corporation's board of directors approves the acquisition of such shares or voting rights for such shares are authorized at an annual or special meeting of the shareholders of the issuing public corporation by each class or series entitled to vote separately on the proposal by a majority of all the votes entitled to be cast by the class or series, excluding all "interested shares" (generally, those shares held by the acquiring person).

   However, Section 5 of the Control Share Statute permits a corporation's bylaws to provide that the Control Share Statute does not apply to control share acquisitions of the shares of such corporation. Section 4 of Article V of the Company By-Laws provides that the Control Share Statute, and any amendments thereto, does not apply to control share acquisitions of shares of stock of the Company occurring on or after November 14, 1990. Accordingly, unless such By-Law is repealed or amended by either (i) the majority vote of the full Company Board or (ii) by a majority vote of the outstanding Common Shares at any meeting of the Company's shareholders, Purchaser believes that the Control Share Statute shall continue to be inapplicable to Purchaser's acquisition of Common Shares pursuant to the Offer.

   As used in the Control Share Statute, a "control share acquisition" means, in general, the acquisition (other than pursuant to a merger agreement to which the issuing public corporation is a party or pursuant to an acquisition approved by the board of directors of such issuing public corporation), directly or indirectly, of beneficial ownership of shares of an issuing public corporation, and all acquisitions of such shares within 90 days before or after the date of the acquisition of beneficial ownership of shares that results in a control share acquisition, which (but for the provisions of the statute) would have voting rights and which, when added to all other shares of such issuing public corporation beneficially owned by such person, would entitle such person, upon acquisition of such shares, to vote or direct the voting of shares of such issuing public corporation having voting power in the election of directors within any of the following ranges of such voting power: (i) one-fifth or more but less than one-third of all voting power;
(ii) one-third or more but less than a majority of all voting power; or (iii) a majority or more of all voting power.

   Any person who proposes to make or has made a control share acquisition may at the person's election deliver a statement (an "Acquiring Person Statement") to the issuing public corporation at the issuing public corporation's principal office. The Acquiring Person Statement must set forth
(1) the identity of the acquiring person and each other member of any group of which the person is a part for purposes of determining shares acquired in a control share acquisition, (2) a statement that the Acquiring Person Statement is given pursuant to Section 607.0902, (3) the number of shares of the issuing public corporation owned, directly or indirectly, by the acquiring person and each other member of the group and (4) the range of voting power under which the control share acquisition falls or would, if consummated, fall.

   If the control share acquisition has not taken place, the acquiring person must also set forth (1) a description in reasonable detail of the terms of the proposed control-share acquisition and (2) representations of the acquiring person, together with a statement, in reasonable detail of the facts upon which they are based, that the proposed control share acquisition, if consummated, will not be contrary to law and that the acquiring person has the financial capacity to make the proposed control share acquisition.

   If the acquiring person so requests at the time of delivery of an Acquiring Person Statement and gives an undertaking to pay the corporation's expenses of a special meeting, within ten days thereafter, the board of directors of the issuing public corporation, or others authorized to call such a meeting under the issuing public corporation's articles of incorporation or by-laws, shall call a special meeting of shareholders of the issuing public corporation for the purpose of considering the voting rights to be accorded to shares acquired or to be acquired in the control share acquisition. Such special meeting must be called within 10 days after the issuing public corporation receives the request and must be held within 50 days after the request was received. If the acquiring person so requests, the special meeting may not be held sooner than 30 days after receipt of the Acquiring Person Statement. If no request is made, the voting rights to be accorded the shares acquired in the control share acquisition shall be presented to the next special or annual meeting of the shareholders.

   In addition, the Control Share Statute provides that, if authorized in a corporation's certificate of incorporation or bylaws before a control share acquisition has occurred, the issuing public corporation may, if no Acquiring Person Statement has been filed with the issuing public corporation, at any time during the 60-day period after the last acquisition of shares by the acquiring person, redeem the shares acquired in a control share acquisition at fair value thereof pursuant to procedures adopted by the corporation. The shares acquired in a control share acquisition are not subject to redemption after an Acquiring Person Statement has been filed unless such shares are not accorded full voting rights by the required shareholder vote.

   Unless otherwise provided in the certificate of incorporation or bylaws, before a control share acquisition has occurred, in the event shares acquired in a control share acquisition are accorded full voting rights and the acquiring person has acquired shares with a majority or more of all the voting power, all shareholders of the subject corporation have dissenters' rights to receive the "fair value" (as defined below) of their shares. "Fair Value" for this purpose means a value not less than the highest price paid per share by the acquiring person in the control share acquisition.

   The foregoing summary of the Control Share Statute does not purport to be complete and is qualified in its entirety by reference to the provisions of the Control Share Statute.

   Florida Litigation. On January 27, 1998, in connection with the Florida Litigation, Parent and Purchaser filed a complaint in the United States District Court for the Southern District of Florida against the Company, substantially all of the directors of the Company, AIG and AIGF, Inc., a wholly owned subsidiary of AIG ("AIGF"), alleging that the directors and the Company, in a civil conspiracy with AIG and AIGF, have breached the fiduciary obligations owed to the shareholders of the Company by, among other things, entering into the AIG Merger Agreement and deterring the Offer through a number of unlawful takeover defenses, including the AIG Lockup Option Agreement, the Fiduciary Sabbatical Provision in the AIG Merger Agreement, the AIG Termination Fee and the Rights Agreement. The complaint also alleges that AIG filed materially false and misleading public disclosures on Schedule 13D regarding the AIG Voting Agreement in violation of Section 13(d) of the Exchange Act. Specifically, it is alleged that AIG failed to disclose that AIG's Chairman of the Board, Maurice R. Greenberg, is a person controlling AIG.

   In the complaint, Parent and Purchaser ask the Court to enter judgment against the defendant: (a) declaring the AIG Lockup Option Agreement, Fiduciary Sabbatical Provision and AIG Termination Fee to be unlawful and in breach of the fiduciary duties of the Company and the Company Board;
(b) enjoining, temporarily, preliminarily and permanently, (i) any exercise or payment of the AIG Lockup Option Agreement, (ii) enforcement of the Fiduciary Sabbatical Provision, (iii) payment of the AIG Termination Fee, and (iv) any steps to implement the Rights Agreement or to extend its terms; (c) declaring the AIG Merger Agreement to be unlawful and in breach of the fiduciary duties of the Company and the Company Board, and enjoining, temporarily, preliminarily and permanently, any steps to effectuate it unless and until the takeover defenses discussed above are invalidated, enjoined or otherwise rendered inapplicable to Parent and Purchaser and any actions contemplated by Parent and Purchaser, including the Offer and the Proposed Merger; (d) enjoining, temporarily, preliminarily and permanently, AIG from acquiring any shares of the Company, voting any shares of the Company or soliciting any proxies with respect to the shares of the Company stock unless and until AIG files a full and complete Schedule 13D with respect to the Company and (e) requiring the Company and its directors to provide Purchaser with a fair and equal opportunity to acquire the Company, including furnishing to Purchaser the same information and access to information that was provided to AIG. On
January 27, 1998, Parent and Purchaser also filed an application for expedited discovery in the action in anticipation of making a motion for the preliminary injunctive relief sought in the complaint.

16. FEES AND EXPENSES.

   Except as set forth below, neither Parent nor Purchaser will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Common Shares pursuant to the Offer. The Dealer Managers are acting in such capacity in connection with the Offer and are acting as financial advisors to Parent in connection with its effort to acquire the Company. Parent has agreed to pay each of the Dealer Managers (in their capacities as Dealer Managers and financial advisors) upon the commencement of the Offer a fee of $250,000 and (a) in the case of Lehman Brothers Inc., an additional fee of $1,750,000 contingent upon the execution of a definitive agreement providing for the acquisition of the Company by Parent and a further fee of $6,000,000 upon the consummation of an acquisition of the Company by Parent within 2 years of the rentention of Lehman Brothers Inc. and (b) in the case of Merrill Lynch, Pierce, Fenner & Smith Incorporated, an additional fee of $1,750,000 contingent upon the execution of a definitive agreement providing for the acquisition of a 35% or greater interest in or a substantial portion of the business of the Company by Parent or an affiliate of Parent, and a further additional fee of $6,000,000 if Parent or an affiliate of Parent acquires a 35% or greater interest in or a substantial portion of the business of the Company within 2 years of the retention of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Parent has also agreed to reimburse the Dealer Managers (in their capacities as Dealer Managers and financial advisors) for their reasonable out-of-pocket expenses, including the reasonable fees and expenses of their legal counsel, incurred in connection with their engagement, and to indemnify such firms and certain related persons against certain liabilities and expenses in connection with their engagement, including certain liabilities under the Federal securities laws. The Dealer Managers have rendered various investment banking and other advisory services to Parent and its affiliates in the past and are expected to continue to render such services, for which they have received and will continue to receive customary compensation from Parent and its affiliates. In the ordinary course of business, the Dealer Managers and their respective affiliates may actively trade or hold the securities of the Company and Parent for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities. As of the date of this Offer to Purchase, Lehman Brothers Inc. and its affiliates own 302,000 Common Shares and 94,800 Preferred Shares for their own account.

   Purchaser has retained Innisfree M&A Incorporated to act as the Information Agent in connection with the Offer. The Information Agent may contact holders of Common Shares by mail, telephone, facsimile, telegraph and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners of Common Shares. The Information Agent will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the Federal securities laws.

   In addition, Continental Stock Transfer & Trust Company has been retained as the Depositary. The Depositary has not been retained to make solicitations or recommendations in its role as Depositary. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the Federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering material to their customers.

17. MISCELLANEOUS.

   Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Common Shares pursuant thereto, Purchaser will make a good faith effort to comply with such state statute. If, after such good faith effort, Purchaser cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Common Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

   No person has been authorized to give any information or make any representation on behalf of Parent or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

   Parent and Purchaser have filed with the SEC the Schedule 14D-1, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer. The Schedule 14D-1, and any amendments thereto, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in Section 8 (except that they may not be available at the regional offices of the SEC).

SEASON ACQUISITION CORP.

January 27, 1998

                                                                    SCHEDULE I

                           DIRECTORS AND EXECUTIVE
                     OFFICERS OF PARENT AND THE PURCHASER

   1. DIRECTORS AND EXECUTIVE OFFICERS OF PARENT. The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of Parent. Except as noted, each such person is a citizen of the United States of America. The business address of each such person is c/o Cendant Corporation, 6 Sylvan Way, Parsippany, New Jersey 07054.

DIRECTORS

   The following individuals serve as directors of Parent as of January 27, 1998.

Walter A. Forbes, Chairman
Henry R. Silverman
James E. Buckman
Bartlett Burnap
Leonard S. Coleman
T. Barnes Donnelley
Martin L. Edelman
Frederick D. Green
Stephen A. Greyser
Dr. Carole G. Hankin
Stephen P. Holmes
Robert D. Kunisch
Christopher K. McLeod
Michael P. Monaco

The Rt. Hon. Brian Mulroney, P.C., LL.D
Robert E. Nederlander
Burton C. Perfit
Anthony G. Petrello
Robert W. Pittman
E. John Rosenwald, Jr.
Robert P. Rittereiser
Stanley M. Rumbough, Jr.
Leonard Schutzman
E. Kirk Shelton
Robert F. Smith
John D. Snodgrass
Craig R. Stapleton
Robert T. Tucker

   Walter A. Forbes, age 55, Director, Chairman of the Board of Parent since 1983, having also served as Chief Executive Officer of Parent from 1976 until December 1997. Mr. Forbes was the President of Parent between 1982 and May 1991. Mr. Forbes is also a director of NFO Research, Inc.

   Henry R. Silverman, age 57, President, Chief Executive Officer and Director of Parent since December 1997. Mr. Silverman served as Director, Chairman of the Board, Chairman of the Executive Committee and Chief Executive Officer of HFS from May 1990 until December 1997. From November 1994 until February 1996, Mr. Silverman also served as Chairman of the Board and Chief Executive Officer of Chartwell Leisure Inc. ("Chartwell"), formerly known as National Gaming Corp. and National Lodging Corp., an independent publicly traded company and former wholly owned subsidiary of HFS.

   James E. Buckman, age 53, Senior Executive Vice President, General Counsel and Director of Parent since December 1997. Mr. Buckman served as Senior Executive Vice President, General Counsel and Assistant Secretary of HFS from May 1997 until December 1997, as Executive Vice President, General Counsel and Assistant Secretary of HFS from February 1992 until May 1997, and as a Director of HFS from June 1994 until December 1997. Mr. Buckman also serves as a director and officer of several subsidiaries of Parent. From November 1994 to February 1996, Mr. Buckman served as Executive Vice President, General Counsel and Secretary of Chartwell and until August 1996 he served as a Director of Chartwell.

   Bartlett Burnap, age 65, Director of Parent since 1976. Mr. Burnap is an independent investor. Since 1978, Mr. Burnap has been President of the Ralph
J. Weiler Foundation, a charitable foundation. Since 1981, he has been President of CIB Associates, a venture capital Firm. Mr. Burnap was Chairman of the Board of Directors of Parent between 1976 and 1983.

   Leonard Coleman, age 48, Director of Parent since December 1997. Mr. Coleman served as a Director of HFS from April 1997 until December 1997. Mr. Coleman has served as President of The National League of Professional Baseball Clubs since 1994, having previously served since 1992 as

 Executive Director, Market Development of Major League Baseball. Mr. Coleman is a director of Beneficial Corporation, Owens Corning, the Omnicom Group, New Jersey Resources and Avis Rent A Car, Inc.

   T. Barnes Donnelley, age 64, Director of Parent since 1977. Mr. Donnelley is, and has been for at least the past five years, an independent investor.

   Martin L. Edelman, age 56, Director of Parent since 1997. Mr. Edelman served as a Director of HFS from November 1993 until December 1997. Mr. Edelman also serves as President and a Director of Chartwell. He was a partner at Battle Fowler, a New York City law firm, from 1972 through 1993 and as of January 1, 1994 is Of Counsel to that firm. Battle Fowler has represented Parent in a number of transactions during the past fiscal year. Mr. Edelman is also a partner of Chartwell Hotels Associates, Chartwell Leisure Associates L.P., Chartwell Leisure Associates L.P. II, and of certain of their respective affiliates. Mr. Edelman also serves as a Director of Capital Trust and Avis Rent A Car, Inc.

   Frederick D. Green, age 58, Director of Parent since December 1997. Mr. Green is President and Chairman of Golf Services, Inc. Since 1969, Golf Services and its affiliates have been engaged in the ownership and development of residential and commercial real estate projects as well as the creation and management of golf clubs.

   Stephen A. Greyser, age 62, Director of Parent since 1984. Mr. Greyser is a professor of marketing/communications at the Harvard Business School, on whose faculty he has served for over 30 years. He also serves as a director of Edelman Worldwide (a public relations firm) and Opinion Research Corporation, and is a past Vice Chairman of the Public Broadcasting Service.

   Dr. Carole G. Hankin, age 55, Director of Parent since December 1997. Dr. Hankin is Superintendent of Schools in Syosset, New York, a suburban K-12 school district; she has served in that district since 1990.

   Stephen P. Holmes, age 40, Vice Chairman and Director of Parent since December 1997. Mr. Holmes served as a Vice Chairman of HFS from September 1996 until December 1997 and also served as a Director of HFS from June 1994 until December 1997. From July 1990 through September 1996 Mr. Holmes served as Executive Vice President, Treasurer and Chief Financial Officer of Parent. Mr. Holmes also serves as a director and officer of several subsidiaries of Parent. Mr. Holmes also serves as a Director and, from November 1994 to February 1996 was the Executive Vice President and Chief Financial Officer, of Chartwell. Mr. Holmes also serves as a Director of Avis Europe Ltd. and Avis Rent A Car, Inc.

   Robert D. Kunisch, age 55, Vice Chairman and Director of Parent since December 1997. Mr. Kunisch served as Vice Chairman and Director of HFS from April 1997 until December 1997, having previously been Chairman of the Board (since 1989), Chief Executive Officer (since 1988) and President (since 1984) of PHH Corporation. He is a member of the board of directors of CSX Corporation, Mercantile Bankshares Corporation and GenCorp, Inc.

   Christopher K. McLeod, age 42, Vice Chairman of Parent since December 1997 and a Director of Parent since 1995. Mr. McLeod served as Executive Vice President of Parent from 1986 until December 1997 and as a member of the Office of the President of Parent from 1988 until December 1997. Mr. McLeod was Chief Executive Officer of CUC Software from January 1997 until December 1997 and was President of Parent's Comp-U-Card Division between 1988 and August 1995.

   Michael P. Monaco, age 50, Vice Chairman, Chief Financial Officer and Director of Parent since December 1997. Mr. Monaco served as Vice Chairman and Chief Financial Officer of HFS from October 1996 to December 1997 and as a Director of HFS from January 1997 to December 1997. Mr. Monaco also serves as a director and officer of several subsidiaries of Parent. Mr. Monaco served as Executive Vice President and Chief Financial Officer of the American Express Company from September 1990 to June 1996. Mr. Monaco also serves as a director of Avis Rent-A-Car, Inc.

   The Rt. Hon. Brian Mulroney, P.C., LL.D., age 58, Director of Parent since December 1997. Mr. Mulroney served as a Director of HFS from April 1997 until December 1997. Mr. Mulroney served as Prime Minister of Canada from 1984 to 1993 and is currently Senior Partner in the Montreal-based law firm, Oglivy Renault. He is a member of several corporate boards of directors, including Archer Daniels Midland Company Inc., Barrick Gold Corporation and Petrofina, S.A. Mr. Mulroney is a Canadian citizen.

    Robert E. Nederlander, age 64, Director of Parent since December 1997. Mr. Nederlander served as a Director of HFS from July 1995 until December 1997. Mr. Nederlander has been President and Director since November 1981 of the Nederlander Organization, Inc., owner and operator of one of the world's largest chains of legitimate theaters. Mr. Nederlander has been Chairman of the Board of Ridell Sports Inc., ("Ridell") since April 1988 and was the Chief Executive Officer of such corporation from 1988 through April 1, 1993. From February until June 1992, Mr. Nederlander was also Ridell's interim President and Chief Operating Officer. He served as the Managing General Partner of the New York Yankees from August 1990 until December 1991, and has been a limited partner since 1973. Mr. Nederlander has been President since October 1985 of the Nederlander Television and Film Productions, Inc.; Chairman of the Board since January 1988 of Mego Financial Corp. ("Mego"); Mr. Nederlander also served as Vice Chairman of the Board since February 1988 to early 1993 of Vacation Spa Resorts, Inc., an affiliate of Mego; and Chairman of the Board of Allis-Chalmers Corp. from May 1989 to 1993 and as Vice Chairman from 1993 through October 1996. In October 1996, Mr. Nederlander became a director of News Communications, Inc., a publisher of community oriented free circulation newspapers.

   Burton C. Perfit, age 68, Director of Parent since 1982. In 1986, Mr. Perfit retired from Jack Eckerd Corporation after fifteen years of service. Mr. Perfit became Senior Vice President of Eckerd in 1980 and served as such until 1986.

   Anthony G. Petrello, age 42, Director of Parent since December 1997. Mr. Petrello has been President and Chief Operating Officer of Nabors Industries, Inc. (an international drilling contractor) since 1992 and a member of the Executive Committee of Nabors Industries Inc. since 1991. Mr. Petrello has also been a director of Danielson Holding Corporation, a financial services holding company, since 1996. From 1979 to 1991, Mr. Petrello was with Baker & McKenzie, a law firm, where he was Managing Partner of its New York office until 1991. Mr. Petrello continues as Of Counsel to Baker & McKenzie.

   Robert W. Pittman, age 43, Director of Parent since December 1997. Mr. Pittman served as a Director of HFS from July 1994 until December 1997. Since October 1996 Mr. Pittman has been President and Chief Executive Officer of AOL Networks, a unit of America Online, Inc. From September 1995 through October 1996, Mr. Pittman served as the Chief Executive Officer and Managing Partner of Parent's wholly owned subsidiary, Century 21 Real Estate Corporation. From 1990 until September 1995, Mr. Pittman served as President and Chief Executive Officer of Time Warner Enterprises, a business development unit of Time Warner Inc. and, from 1991 to September 1995, additionally, as Chairman and Chief Executive Officer of Six Flags Entertainment Corporation, the parent of Six Flags Theme Parks Inc. Mr. Pittman serves as a director of America Online, Inc.

   E. John Rosenwald, Jr., age 67, Director of Parent since December 1997. Mr. Rosenwald served as a Director of HFS from September 1996 to December 1997. Mr. Rosenwald has been, since 1988, Vice Chairman of The Bear Stearns Companies, Inc. Mr. Rosenwald also serves as a director of The Bear Stearns Companies, Inc., Hasbro, Inc. and Frequency Electronics, Inc.

   Robert P. Rittereiser, age 59, Director of Parent since 1982. Mr. Rittereiser is Chairman and Chief Executive Officer of Gruntal Financial Corp., an investment services firm based in New York City. He is Chairman of Yorkville Associates Corp., a private investment and financial concern formed in April 1989. He served as a trustee of the DBL Liquidating Trust from April 1992 until April 1996. He served as a director in 1990, as Chairman in November 1992 and as President and Chief Executive Officer from March 1993 until February 1995 of Nationar, Inc., a banking services corporation. Mr. Rittereiser is also a director of Ferrofluidics Corporation, Interchange Financial Services Corp. and Wallace Computer Services, Inc.

   Stanley M. Rumbough, Jr., age 77, Director of Parent since 1976. Mr. Rumbough is, and has been, for at least the last five years, an independent investor and is a director of International Flavors and Fragrances, Inc.

   Leonard Schutzman, age 50, Director of Parent since December 1997. Mr. Schutzman was a Director of HFS from August 1993 until December 1997. Mr. Schutzman is currently Chairman of the Board and Chief Executive Officer of Triad Capital Corporation of New York, a small business investment company, and is a professor at the William E. Simon Graduate School of Business at the University of Rochester in Rochester, New York. Mr. Schutzman was Senior Vice President of PepsiCo Inc. from February 1987 to April 1995. Mr. Schutzman also serves as a director of RCSB Finance, Inc., the bank holding company for Rochester Community Savings Bank.

   E. Kirk Shelton, age 42, Vice Chairman of Parent since December 1997 and Director of Parent since 1995. Mr. Shelton served as President of Parent from May 1991 until December 1997 and as Chief Operating Officer of Parent from 1988 until December 1997. Mr. Shelton also served as Executive Vice President of Parent from 1984 to 1991.

   Robert E. Smith, age 64, Director of Parent since December 1997. Mr. Smith served as a Director of HFS from February 1993 until December 1997. From November 1994 until August 1996, Mr. Smith also served as a Director of Chartwell. Mr. Smith is the retired Chairman and Chief Executive Officer of American Express Bank, Ltd. ("AEBL"). He joined AEBL's parent company, the American Express Company in 1981 as Corporate Treasurer before moving to AEBL and serving as Vice Chairman and Co-Chief Operating Officer and then President prior to becoming CEO. Mr. Smith is currently a Partner in Car Component Technologies, Inc., an automobile parts remanufacturer, located in Bedford, New Hampshire.

   John D. Snodgrass, age 40, Director of Parent since December 1997. Mr. Snodgrass served as Director, President and Chief Operating Officer of HFS from February 1992 until December 1997 and as Vice Chairman of HFS from September 1996 until December 1997. Mr. Snodgrass also served as a Director, Chairman of the Board and Chief Executive Officer of several subsidiaries of HFS. From November 1994 through January 1996, Mr. Snodgrass served as Vice Chairman of the Board of Chartwell. Mr. Snodgrass is currently an independent investor and Chairman of the Board of Jackson Hewitt Inc., a subsidiary of Parent.

   Craig R. Stapleton, age 52, Director of Parent since December 1997. Mr. Stapleton has been President of Marsh & McLennan Real Estate Advisors, Inc. since 1983. Mr. Stapleton is also a director of Allegheny Properties, Inc. (a real estate investment concern), T.B. Woods Inc. and Vacu Dry Co.

   Robert T. Tucker, age 55, Vice Chairman and Director of Parent since December 1997 and Secretary of Parent since 1977. From 1972 through 1992, Mr. Tucker was a partner at Baker & McKenzie, a law firm. Since 1992, Mr. Tucker has been engaged in private legal practice.

EXECUTIVE OFFICERS

   The following table sets forth certain information regarding the executive officers of Parent:

            NAME            OFFICE OR POSITIONS HELD
--------------------------  -----------------------------------------------------
Walter A. Forbes........... Chairman of the Board
Henry R. Silverman......... President and Chief Executive Officer
Michael P. Monaco.......... Vice Chairman and Chief Financial Officer
Stephen P. Holmes.......... Vice Chairman
Robert D. Kunisch.......... Vice Chairman
Christopher K. McLeod. .... Vice Chairman
E. Kirk Shelton............ Vice Chairman
Robert T. Tucker........... Vice Chairman and Secretary
James E. Buckman........... Senior Executive Vice President and General Counsel

   For biographical information concerning Messrs. Forbes, Silverman, Monaco, Holmes, Kunisch, McLeod, Shelton, Tucker and Buckman, see "Directors" above.

   2. DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER. The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of Purchaser. Each such person is a citizen of the United States of America and the business address of each such person is c/o Cendant Corporation.

 DIRECTORS

Michael P. Monaco
James E. Buckman
Stephen P. Holmes

EXECUTIVE OFFICERS

 Michael P. Monaco......President
James E. Buckman ...... Executive Vice President
Stephen P. Holmes  .... Executive Vice President

   For biographical information concerning Messrs. Monaco, Buckman and Holmes, see Section 1 above.

                                                                   SCHEDULE II

   The following table sets forth information concerning transactions in Common Shares during the past 60 days by Parent. All transactions involved open-market purchases of Common Shares.

    TRANSACTION       NUMBER OF       PRICE PER
       DATE         COMMON SHARES    COMMON SHARE
-----------------  --------------- --------------
January 16, 1998        25,000         $45.9375
January 16, 1998       142,600         $45.8750
January 16, 1998        10,000         $45.8125
January 20, 1998        25,000         $46.0000
January 20, 1998         3,600         $45.9375
January 21, 1998        31,500         $46.0000
January 21, 1998        50,000         $46.1250
January 22, 1998        21,900         $46.0000
January 22, 1998        48,100         $46.0625
January 23, 1998 .      13,500         $46.0625
                   ---------------
Total: ...........     371,200

   The following table sets forth information concerning transactions in Preferred Shares during the past 60 days by Parent. All transactions involved open-market purchases of Preferred Shares.

    TRANSACTION        NUMBER OF        PRICE PER
       DATE        PREFERRED SHARES  PREFERRED SHARES
-----------------  ---------------- ----------------
January 26, 1998        22,200           $95.2500
January 26, 1998         6,000           $95.5000
January 26, 1998         6,700           $95.6875
January 26, 1998        40,000           $95.7500
January 26, 1998        10,000           $96.0000
January 26, 1998        15,000           $96.1250
                   ----------------
Total: ...........      99,900


   Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for the Common Shares and any other required documents should be sent by each shareholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

                       The Depositary for the Offer is:

                  Continental Stock Transfer & Trust Company
                                  2 Broadway
                           New York, New York 10004
                          By Facsimile Transmission:
                       (for Eligible Institutions Only)
                                (212) 509-5150
                          For Information Telephone:
                           (212) 509-4000  ext. 226
                                (800) 509-5586

   Any questions or requests for assistance may be directed to the Information Agent or the Dealer Managers at their respective telephone numbers and locations listed below. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent at its address and telephone numbers set forth below. Holders of Shares may also contact their broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

                   The Information Agent for the Offer is:

                          INNISFREE M&A INCORPORATED

                        501 Madison Avenue, 20th Floor
                           New York, New York 10022

                        CALL TOLL-FREE: (888) 750-5834

                       Banks and Brokers call collect:
                                 212 750-5833

                    The Dealer Managers for the Offer are:

          LEHMAN BROTHERS                 MERRILL LYNCH & CO.
     3 WORLD FINANCIAL CENTER            WORLD FINANCIAL CENTER
     NEW YORK, NEW YORK 10285                 NORTH TOWER
  (212) 526-1849 (CALL COLLECT)      NEW YORK, NEW YORK 10281-1305
                                     (212) 449-8971 (CALL COLLECT)